[GS letterhead]

November 30, 2010

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Staff Attorney I Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: John R Lucas

Re:           Jintai Mining Group, Inc.
Registration Statement on Form S-1
File No. 333-168803
Filed August 12, 2010

Dear Mr. Lucas:

We are counsel to Jintai Mining Group, Inc. (the “Company” or “our client”).  On behalf of our client, we respond as follows to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated September 10, 2010, relating to the above-captioned registration statement.  The Company amended the Registration Statement in response to the SEC's comments.  Captions and section headings herein will correspond to those set forth in Amendment No. 1 to the Registration Statement on Form S-1 (“Registration Statement”), a copy of which has been marked with the changes from the initial filing, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

General

Comment:	1. Please provide complete responses, and where disclosure has changed, indicate precisely where in the marked version of the amendment you provide we will find your responsive changes.

Response:
The Company has provided complete responses and provided a marked version of the Registration Statement.  The Company’s responses to the comments below indicate where in the Registration Statement the Staff’s comments have been addressed.

Comment
2.     To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

Response:	Responses to the Staff’s comment have been incorporated in all sections affected by such comments. Moreover, the Company has updated all disclosures in the Registration Statement.

Comment
3.     Please monitor the need to update your financial statements in accordance with Item 8-03 of Regulation S-X.  We note that you have included two prospectuses in this registration statement: one for the public offering by the company and another for the resale offering by the selling stockholders. With a view towards disclosure, please tell us if you intend to use both prospectuses concurrently in the same format as filed, with the resale offering prospectus showing only the pages that differ from the public offering prospectus. If so, please advise us as to how you will inform investors whether they will be investing in the public offering by the company, in which case the company would receive the proceeds, or in the resale offering.

Response:
The Company intends to use both prospectuses currently in the same format as filed on August 12, 2010, with the resale offering prospectus showing on the pages that differ from the public offering prospectus.   The registration statement has also been revised to state that investors who receive the public offering prospectus from the Company or underwriter will all be investing in the public offering. The purpose of the alternative prospectus in connection with the resale offering is that the selling stockholders, whose shares are being registered in the resale offering prospectus, will be responsible for delivering the alternative prospectus in connection with any sales made by such selling stockholders.

Comment
4.      Please note that prior to declaring this registration statement effective, we will need to receive confirmation from FINRA that they have approved the underwriter compensation scheme. Please ensure that they contact us prior to your requesting acceleration of effectiveness.

Response:	On behalf of the Company, we hereby undertake to inform the Staff of FINRA’s approval of the underwriter’s compensation scheme when received.

Comment	5. Please fill in all blank spaces, except those specifically allowed by Rule 430A, as soon as possible.

Response:	The Registration Statement has been revised in response to such comment.

Prospectus Cover Page

Comment	9. We note that you intend to apply for listing on the NYSE Amex. Please provide us with an update of your activities in this regard.

Response:	The Company will submit the application for listing to the NYSE Amex promptly following the filing of the Registration Statement.

Comment
10.     You state in the opening sentence that you are offering 6 million shares of common stock. However, in the third sentence you state you will offer 6 million shares “[I]f the offering price of the shares $5.00." This suggests that the number of shares to be offered will depend on the offering price. Please revise or advise.

Response:	The Registration Statement has been revised to clarify that the Company is offering 6,000,000 shares at a price per share of between $4 and $6. Please see the cover page of the Prospectus.

The Company, page 1

Comment
7.     We note your disclosure that for the fiscal year ended March 31, 2010, you generated $35.02 million in revenue with approximately 30% pre-tax margins. However, your pre-tax margin divided by total revenues appears to be in excess of 43% for the fiscal year ended March 31, 2010. Please clarify how you calculated this pre-tax margin and revise if necessary throughout your filing.

Response:
The Company has removed the references to its pre-tax margin on the first page of the Registration Statement.  A discussion of the Company’s financial operations is included in the MD&A section of the Registration Statement beginning on page 38 of the Registration Statement.

Corporate Structure, page 1

Comment
11.     You state that Jintai HK is a holding company that controls, through Xiangguang, your operating entity, Huanjiang Jintai, through a series of variable interest contractual arrangements. This statement appears to conflict with the statements you make elsewhere that the variable interest contractual arrangements are not yet effective because Xiangguang has not yet received its business license. Please revise throughout your filing as applicable.

Response:
The Company has amended the Registration Statement to indicate that the VIE agreements between Xiangguang and Huanjiang Jintai were signed on August 25, 2010 and that Xiangguang obtained its business license on August 24, 2010.  Please see page 55 of the Registration Statement.

Summary Financial and Operating Data, page 5

Comment
12.     Please tell us how your presentation complies with Item 301 of Regulation S-K. In this regard, we believe that, as a smaller reporting company, if you choose to respond to an item, you should fully comply with those item requirements. As part of your response, please tell us why you appear to have presented duplicative information on page 33. In addition, please tell us where to find the pro forma basic and diluted net loss per common share you refer to on page 33.

Response:
The Registration Statement has been revised to exclude the Selected Financial Data.  Moreover, the Registration Statement has been revised to indicate that the pro forma basic net income per common share was $0.12 for the three months ended September 30, 2010, and $0.10 for the same period of 2009. The pro forma basic net income per common share was $0.29 for the six months ended September 30, 2010, and $0.17 for the same period of 2009. The diluted net income per common share was the same as the pro forma numbers.

Risk Factors, page 6

Comment
13.     Many of your risk factors contain language that attempts to mitigate the risks described. For example, we note your statements on page 6 that "we are taking appropriate measures to ensure that our Ore Mine is safe" and at page 7 that "we have established stringent rules relating to the storage, handling and use of such dangerous materials." Similar statements occur throughout your risk factors section. Please revise to remove any such qualifications. You may discuss any relevant mitigating and qualifying factors in another appropriate section of your registration statement, such as management's discussion and analysis.

Response:	In response to this comment, the Company has deleted the mitigating language in the relevant risk factors discussions. Please see pages 11 to 31 of the Registration Statement.

Risks Relating to our Business Operations, page 6

Comment	14. Please add a risk factor addressing, to the extent true, that your management has no experience managing or operating a public company.

Response:
The Company has added a risk factor to state that none of the Company’s management team, other than the Chief Operating Officer of the Company, Danny T.N. Ho, has any experience managing or operating a public company.  Please see page 15 of the Registration Statement.

Mining operations are highly susceptible to hazardous weather conditions, page 6

Comment
15.     We note your disclosure that 5 of the 9 access portals to your ore mine are inaccessible or unusable. This appears to conflict with your disclosure at page 9 that only 2 portals are accessible. Please clarify or revise.

Response:
The Company has modified the disclosure throughout the Registration Statement to reflect the fact that as of the date hereof, all nine (9) portals are fully accessible and in production.  In this regard, please note that the change was due to the fact that when the original registration statement was filed on August 12, 2010, four (4) portals were then inaccessible due to the rainy season then being experienced in China.  The Company has made reference to this in the Risk Factors.  Please see page 11 of the Registration Statement.

"The actual output at our Ore Mine exceeds the annual capacity allowed...," page 8

Comment
16.     We note that you may be required to make payments for additional mining licenses or payment of fines. Please tell us how you have considered ASC 450-20-25-1 through 5 with respect to the production at your Ore Mine.

Response:
Upon further discussion with PRC counsel, it has been determined that the PRC government has not imposed a fine on Huanjiang Jintai’s mining operations due to the fact that a mine’s output exceeds the annual capacity permitted, and further, the PRC government currently has not issued any definitive rule or interpretation regarding whether the excessive output of zinc lead ores like the one Huanjiang Jintai conducted shall be subject to any judicial or administrative discipline such as suspension or revocation of the mining license.  As such, this risk factor has been modified to state that the Company is not facing fines or other penalties at this time but no assurance can be given as to possible future governmental actions. Since the likelihood of a future loss or additional liability is remote.  The disclosure in the financial statements is not required.

Risks Related to Our Corporate Structure, page 10

Comment
17.     We note that Huanjiang Jintai may terminate the consulting agreement (Exhibit 10.1) under Section 7.2.5 if "circumstances arise which materially and adversely affect the performance or the objectives" of the agreement. Please provide related risk factor disclosure.

Response:	The Company has revised the Registration Statement to include the risk factor requested. Please see page 18 of the Registration Statement.

We conduct our business through Huanjiang Jintai by means of contractual. page 10

Comment	18. It appears that you have inadvertently duplicated your disclosure in this section. Please revise or advise.

Response:                      The Company has deleted the duplicative sections in response to this comment.

"Failure to abide by certain requirements with regard to transfer of certain state-owned assets...," page 15

Comment
19.     We note your disclosure that "Shaoguan Jinteng Mining Co., Ltd. ("Shaoguan Jinteng") and Guangxi Zhuang Autonomous Region General Bureau for Geology & Mineral Exploration ("Guangxi General Bureau") formed Huanjiang Jintai on November 27, 2003, each holding 70% and 30%, respectively, of the shares of Huanjiang Jintai" Please tell and disclose which operating entities were owned by Shaoguan Jinteng and Guangxi General Bureau on November 27, 2003, and describe the nature and terms under which these entities were assigned ownership.

Response:
Shaoguan Jinteng Mining Co., Ltd. ("Shaoguan Jinteng") and General Institutes of Geology & Mineral Prospecting & Exploitation Guangxi Zhuang Autonomous Region ("Guangxi General Institutes") formed Huanjiang Jintai under the laws of the PRC on November 27, 2003, and Guangxi General Institutes entered into an Equity Transfer Agreement with Mr. Kuizhong Cai and transferred its equity ownership in Huanjiang Jintai to Kuizhong Cai on November 8, 2007. The relevant risk factor with regard to the equity transfer has been amended as PRC counsel has confirmed that the equity transfer by Guangxi General Institutes was approved and validated by the PRC government.

Comment
20.     We further note your disclosure that "in 2007, Guangxi General Bureau transferred its shares of Huanjiang Jintai to Kuizhong Cai." Please tell us and disclose the nature and terms under which Guangxi General Bureau transferred its shares of Huanjiang Jintai to Kuizhong Cai, and clarify if the state still owns any of the equity interests or underlying land, plant, property, or equipment associated with the mines.

Response:
Guangxi Bureau of Geology & Mineral Prospecting & Exploitation, the governmental agency authorized by the Guangxi People’s Government with the power to dispose and manage state-owned assets on behalf of the State, had approved that the transfer by Guangxi General Institutes of its 30% equity interest in Huanjiang Jintai to Kuizhong Cai. All approval and assessment procedures of equity transfer were followed and the change in the registration of shareholder title in the local AIC from Guangxi General Institutes to Kuizhong Cai was completed. At this time, neither Guangxi General Bureau, nor any other state entity, owns any equity interest in Huanjiang Jintai.

Use of Proceeds, page 26

Comment
21.     Your disclosure that you intend to hold in trust $1.5 million to pay the expenses related to being a public company appears to conflict with your subsequent disclosure that you have undertaken to place in trust 5% of the net proceeds of this offering for such purposes. Please revise. In addition, please file the agreement in which such undertaking was made by the company, as it does not appear to be in the VIE agreements filed on EDGAR.

Response:
$1,000,000 of the net proceeds from the public offering will be held in an escrow account to pay for the expenses related to being a public company.  Please see page 33 of the Registration Statement for the clarified disclosure.  This undertaking will be set forth as part of the underwriting agreement.

Comment	22. Further, please clarify the specific expenses covered by this provision.

Response:
The funds to be held in the escrow account will be used to cover legal costs associated with the filing of the Registration Statement, costs related to engaging a transfer agent, an auditing firm and an investor relationship firm, costs associated with the purchase of directors’ and officers’ insurance, as well as costs to cover all other necessary costs and expenses related to being a public company, including those related to periodic filings that the Company will be required to make.

Comment
23.     It is not clear whether the proceeds of this offering will be sufficient to cover fully the projects set forth in the three bullet items. If they will not, provide the disclosure required by Instruction 3 to Item 504 of Regulation S-K.

Response:
The Company has modified the relevant disclosure to clearly state that management believes that the proceeds of the offering will be sufficient to cover fully the projects set forth in the three bullet items in the Use of Proceeds section.

Dividend Policy, page 28

Comment	24. Please provide a page reference in this section to your extensive risk factor disclosure regarding possible limitations on the payment of dividends.

Response:	The Company has added the page reference referring to the relevant risk factor. Please see page 34 of the Registration Statement.

Management's Discussion and Analysis, page 35

Comment
25.     We note your financial results fluctuated dramatically from fiscal 2009 to fiscal 2010. However, your disclosure does not adequately discuss the key factors and trends that caused these changes. For example, we note that your revenues increased 47%, but your cost of goods sold increased only 20%. While you suggest in your discussion of gross profit margin that this is due to a change in products sold, you should provide enhanced disclosure of the reasons for these changes across reporting periods.

Response:
In response to this comment, the Company has revised the Registration Statement to provide enhanced disclosure of the reasons for the significant increase of revenue and the relatively smaller increase of the cost of goods sold in fiscal year 2010 compared to fiscal year 2009. Please see pages 41 to 42 of the Registration Statement.

Comment
26.     Please address whether your decision to discontinue the sale of the products that you traditionally manufacture (e.g. zinc calcine, zinc dust, etc.) and to focus on the sale of your tailings is a short-term decision or whether it reflects a change in business strategy. We note that you do not discuss the sale of tailings anywhere else in your disclosure, although your disclosure here suggests that this is the primary factor in your increased financial performance in 2010.

Response:
The Registration Statement has been modified to clarify that the sale of tailings which began in the later half of fiscal year ended March 31, 2009 and in the fiscal year ended March 31, 2010 is a part of the Company’s sales strategy during the periods of financial turmoil. Since the economic situation has gradually improved and the zinc and lead price have risen to an acceptable level in 2010, the Company resumed sales of traditional products in April 2010.  Please see page 42 of the Registration Statement.

Comment
27.     We note your statement, "[W]e imported raw ores and primarily focused on the sale of our tailings as a main revenue driver." This suggests that in 2010 you processed imported ore rather than ore from your mine. Please clarify.

Response:
The Registration Statement has been modified to clarify that in the year 2010, the Company processed both purchased ore and ore from the Company’s own mine.  Please see page 42 of the Registration Statement.

Revenues, page 35

Comment
28.     Your revenue discussions should identify and quantify changes resulting from demand, prices, and other factors. Other factors should be described and, where necessary, quantified. We see that the increase in net revenues for the year ended March 31, 2010 was mainly attributable to an increase in margins. It appears that the impact of changes in prices and quantities of product sold should be quantified. We also have concerns that your discussion of operating results does not consistently explain the "why" behind factors that you cite. In general, your discussion should not only identify and quantify reasons for changes in financial statement line items, but reasons the cited factors exist or arose should also be described. Please apply throughout MD&A where significant.

Response:	The Registration Statement has been modified in response to the comment. Please see pages 31-33 of the Registration Statement.

Comment
29.     Please include a discussion and analysis of historical cash flows for all periods presented to include cash flows from operations, cash flows from investing activities, and cash flows from financing activities where material changes have occurred. In doing so, please ensure your discussion and analysis of historical cash flows is not merely a recitation of changes evident from the financial statements. For example, you indicate that the decrease in fiscal 2010 cash from operating activities was primarily due to an increase in accounts payable of $13,894,212. Please provide analysis explaining the underlying reasons for the fluctuations in the working capital accounts. See Section IV(B) of SEC Release 33-8350.

Response:	The Registration Statement has been modified in response to the comment. Please see pages 43 to 44 of the Registration Statement.

Comment
30.     In addition, please clarify how you calculated the $13.9 million increase in accounts payable in fiscal 2010. In this manner, we note that your $8.4 million accounts payable balance as of March 31, 2009 decreased by approximately $7 million to $1.4 million. As part of your response, please clarify your statement that the increase in operating cash flow was mainly due to the re-classification of accounts payable and other receivables recovery. It is unclear to us why a re-classification of accounts payable results in operating cash flow.

Response:	The Registration Statement has been modified in response to the comment. Please see pages 43 to 44 of the Registration Statement.

Comment
31.     We note your statements that net cash provided by operating activities for the year ended March 31, 2010 was $2 million as compared to $19.8 million used for the year ended March 31, 2009. However, you appear to have generated cash flow from operations in both fiscal years presented. Please revise.

Response
The Company has modified the disclosure to state that “Net cash provided by operating activities for the year ended March 31, 2010 was $2 million, as compared to $19.8 million provided for the year ended March 31, 2009”.  Please see page 43 of the Registration Statement.

Comment
32.     On page 37, you state that as of August 11, 2010, you obtained gross proceeds of $10,000,000 from the issuance of Convertible Notes. This statement appears to contradict with the statement you make in the following sentence that you will obtain the proceeds in the very near future. In addition, you also indicate that you have "obtained aggregate gross proceeds of $20,000,000 from the issuance of the Convertible Notes," which implies you have already received $20,000,000. Please revise here and throughout your registration statement to clearly indicate when the correct amount of the proceeds and when such proceeds were or will be received.

Response:
The Company has revised the Registration Statement to state that the Company issued two Convertible Notes in August and November 2010. The Company received from the first Convertible Note proceeds of $10,000,000. Approximately $7 million has been used for tunnel expansion, general exploration on the Shangchao-Gangshan lead ore deposit and the infrastructure construction and site expansion of the Duchuan Smelter. The remaining $3 million washeld in an escrow account established with Guangzhou Kaituo Trading Co. Ltd. and would be released to the Company in December, 2010.The Company expects to receive in December, 2010 the proceeds of $10,000,000 from the Convertible Notes issued in November 2010.   Please see page 44 of the Registration Statement.

Financial Condition, Liquidity and Capital Resources, page 36

Comment
33.     We note your disclosure here, as well as Exhibits 10.8 through 10.10, regarding the private transactions with Ms. Hu and Mr. Zhong. Please provide us with an update, and revise your disclosure as applicable, regarding whether you have obtained the additional $10 million in proceeds from the sale of the convertible notes.

Response:	The Registration Statement has been modified in response to the comment. Please see page 44 of the Registration Statement.

Comment
34.     Please revise to disclose that under the convertible note agreements with Ms. Hu and Mr. Zhong, filed as exhibit 10.8, the conversion price will be $4 per share if the IPO is not conducted within 90 days of the date of the agreement, as stated in Section 2.2(b).

Response:
The Registration Statement has been modified to state that the convertible notes have been amended to state that the conversion price of the notes shall be equal to the offering price without qualification.  Please see page 44 of the Registration Statement.

Comment
35.     We note a discrepancy between your disclosure in this section and the text of exhibit 10.10 with regard to the exercise price of the warrants issued to Ms. Hu and Mr. Zhong in the event the offering does not occur within 90 days of the date of issuance. Please revise for consistency. It appears that the exercise price in that case would be $4.40, as you note at page 41.

Response:
The Company has revised the relevant disclosure to indicate that the warrants have been amended and now provide for an exercise price of the warrants of 110% of the initial public offering price, without qualification.  Please see page 44 of the Registration Statement and the revised warrant has been included as Exhibit 10.14.

Comment	36. Please disclose when the issuances of the convertible notes and warrants occurred and file the executed versions of these agreements

Response:
An executed version of the convertible note issued to Liwen Hu is filed as Exhibit 10.8 to the Registration Statement.   The convertible note issued to Haibin Zhong, the amendment to the promissory note and warrant issued to Liwen Hu are filed as Exhibit 10.10, Exhibit 10.9, and Exhibit 10.14  to the Registration Statement, respectively.

Comment
37.     Your disclosure that you have obtained gross proceeds of $20 million from the sale of convertible conflicts with your disclosure in the preceding sentences that you have only obtained $10 million from such sales as of the prospectus date.

Response:	The Company has modified the Registration Statement in response to this comment. Please see page 44 of the Registration Statement.

Comment
38.     We note that your planned uses for the $20 million raised through the sales of convertible notes overlaps with your planned uses of funds raised in the public offering. Please clarify whether these amounts are complimentary or alternative. For example and without limitation, you state that you plan to use $2 million of public offering proceeds and $2.5 million of convertible note proceeds to rehabilitate up to four transportation tunnels as well as ventilation, drainage, and slagging shafts. Please clarify whether this means that you intend to spend $4.5 million total on this project. In general, further clarify the breakdown between the planned uses of public offering and private placement funds.

Response:
The Company has expanded the disclosure throughout the Registration Statement to clarify the use of proceeds from the sales of convertible notes and from the public offering.  The use of proceeds of the two offerings are complementary and not dependent on one another.  Please see pages 4 and 33 of the Registration Statement.

Environmental Considerations, page 37

Comment	39. Please provide a brief description of each environmental law to which you are subject, as well as whether or not you are currently in compliance with such laws.

Response:
The Registration Statement has been revised to include a brief discussion of the environmental laws which the Company is subject to and have indicated whether the Company is currently in compliance with such environmental laws.  Please see pages 75 to 78 of the Registration Statement.

Comment
40.     In addition, in an appropriate place in your registration statement, discuss the costs and effects of compliance with existing PRC regulations governing your business. For example only, we note your risk disclosure regarding the facts that:

•
Your mining operations have material safety concerns that may cause, among other problems, "massive roof failure, inadequate natural ventilation and high likelihood of flooding." In this regard, we note a Wall Street Journal article dated April 7, 2010, which states that the PRC government has launched a "nationwide crackdown on safety in mines."http://online.wsj.com/article/SB10001424052702303591204575169763719230180. html;

•
You are currently violating your governmentally authorized production amount by ten times the amount you are licensed to produce. Address the affects on your financial position and results of operations in the event you are required to comply with your current mining license.

Response:	The Registration Statement has been modified in response to this comment. Please see pages 78 to 80 thereof.

Critical Accounting Policies, page 37

Contractual Arrangements, page 38

Comment
41.     We note you disclose on page 38 that "the contractual arrangements between Xiangguang and Huanjiang Jintai are set forth in the following agreements:" However, you do not appear to have provided any additional related disclosure following this sentence. Please revise.

Response:	The Company has modified the Registration Statement to insert the text that was inadvertently omitted. Please see pages 54 to 55 of the Registration Statement.

Comment
42.     We note your reference to an opinion of PRC counsel regarding the legality of the VIE agreements once Xiangguang receives its business license. Please balance your disclosure by addressing the factors you disclose in the related risk factor on page 10 regarding the possible invalidation of such arrangement by the PRC government.

Response:	The Registration Statement has been modified in response to this comment. Please see page 16 of the Registration Statement.

Comment	43. In addition, when you file the opinion of PRC counsel, ensure that it contains a consent to the specific disclosures attributed to such counsel.

Response:	The disclosure has been revised in response to this request and PRC counsel has included the requested consent in the revised legal opinion. Please see Exhibit 99.1 to the Registration Statement.

Foreign Currency Translation, page 38

Comment
44.     It is not clear in this section, as well as several other sections throughout your registration statement, whether this is a draft version of the prospectus. For example, this section is bracketed and states, "[Jintai, please confirm]." Similar text appears on pages 13 and 14. We urge those people who are legally responsible for the adequacy and accuracy of disclosure in a registration statement to confirm such information prior to filing.

Response:	The Company has removed all bracketed texts throughout the Registration Statement and completed the statements.

Land, plant and equipment, mining right, and exploration right, page 39

Comment:
44.     We note you intend to depreciate your mining rights over 5 years. Please explain to us in detail by reference to authoritative accounting literature why this is an appropriate methodology to depreciate your mining rights. As part of your response, please address why you believe 5 years is an appropriate timeframe for depreciation given your statements on page 60 that in December 2009 you renewed your mining right through December 2018.

Response:	The Registration Statement has been revised to state that the mining rights are being depreciated over 9 years. Please see page 46 of the Registration Statement.

Industry Overview, page 42

Comment
46.     Please provide us supplementally with the Research in China report that you reference in this section. Please note that you should remove any references for which you cannot provide independently verifiable support.

Response:
The Research in China report has been included as Exhibit A to this response.  All references for which the Company cannot provide independently verifiable support have also been removed and/or appropriately qualified by stating that such assumption is based on management’s belief.

Overview of Zinc Industry, page 42

Comment:
47.     As you disclose that you have no reserves, it does not appear that this information regarding worldwide reserves is relevant to your company except to suggest that your properties contain reserves because China accounts for a high proportion of total world reserves. Please clarify how this is relevant or remove it.

Response:
The Registration Statement has been revised to state that the Company does have zinc reserves as its reserve report has now been completed.  As such, the Overview of Zinc Industry section has been retained.

Production and Demand of Zinc and Lead in China, page 48

Comment:
48.     Your statement that the increase in production of zinc and lead in China is attributed to the increase in demand for such products conflicts with your disclosure at page 45 that production continued to increase in China despite the reduction in overall demand experienced in 2008. Please revise or advise.

Response:
The Registration Statement has been modified in response to this comment to state that the demand for zinc and lead in China increased while the demand worldwide has decreased.  Please see page 52 of the Registration Statement.

Our Mining and Processing Operations, page 49

Comment	49. With respect to your mining license, disclose the limitations on total output and provide a cross reference to the relevant risk factor on page 8.

Response:	The Company has disclosed the limitations on total output on page 12 of the Registration Statement and has added a cross reference to the relevant risk factor on page 12 thereof.

Ore Mine Operations, page 49

Comment
50.     In light of your risk factor on page 7 discussing the risks posed by your use of rudimentary mining methods and "low levels of mechanization," please revise to discuss in greater detail the process by which you extract ore from your mine.

Response:	The Company has described the extraction process in greater detail. Please see page 57 to 64 of the Registration Statement.

Our Exploration Activities in the Exploration Rights Properties, page 54

Comment	51. Please disclose whether there are any minimum expenditures or other commitments required to renew your exploration licenses.

Response:
The Registration Statement has been modified in response to this comment to state the minimum expenditure requirements to renew our exploration license.  Please see page 81 of the Registration Statement.

Our Products, page 54

Comment
52.     Your disclosure here appears to be inconsistent with your disclosure in Management's Discussion and Analysis. Specifically, it appears that your 2010 sales were primarily tailings and not the products you list in this section. Please advise.

Response:	The Registration Statement has been modified in response to this comment. Please see page 42 of the Registration Statement.

Long-Term Business Strategy, page 55

Comment
53.      You state that you plan to increase ore production through the improvement and upgrading of up to four mine tunnels. However, it appears from your other disclosure that there are other material obstacles to such a goal, including the use of rudimentary mining methods and the hazardous conditions in your mine. Please address whether your long-term plan includes any remediation of these and any other material obstacles to increasing ore production.

Response:	The Registration Statement has been modified in response to this comment. Please see page 70 of the Registration Statement.

Raw Material and Power Supply, page 56

Comment
54.     Your statement that the ore mine provides all the zinc and lead ore used in the production and manufacturing of all your products conflicts with your disclosure at page 35 that in 2010 you processed imported ore. Clarify or revise.

Response:
The Registration Statement has been modified to state that the Company processed imported ore from other mines that do not have their own processing facilities.  Please see page 42 of the Registration Statement.

Comment              55.     Clarify the term "Evergreen" in your discussion of power supply contracts.

Response:	The Company has removed the relevant discussion on our power supply contracts.

Comment	56. Provide your basis for your belief that you have a cost advantage in most of your long-term power supply contracts, or revise.

Response:	The Company has deleted such statement from the Registration Statement.

Our Major Customers, page 57

Comment	57. Update this information to reflect the most current information, such as the information for fiscal year 2010, some of which you provide in a risk factor on page 9.

Response:	The Registration Statement has been modified in response to this comment. Please see page 71 of the Registration Statement.

Comment
58.     We note your disclosure at page 9 that Huanjiang Mao Nan Autonomous County Nanping Concentrator Co. Ltd. accounted for 29% of your total revenue in 2010 and 57% in 2009. Please explain why this customer does not appear in any of your tables in this section, or revise.

Response:
The Company has modified the disclosure in the table located in the section of the Registration Statement titled “Our Major Customers” to state that Huanjiang Mao Nan Autonomous County Nanping Concentrator Co. Ltd accounted for 57% of the Company’s total revenue in the 2010 fiscal year and 29% in the 2009 fiscal year.   Please see page 71 of the Registration Statement.

Comment
59.     In addition, please disclose whether you have any agreements with your major customers that require them to purchase, or you to sell, specified amounts of products. If so, please file these agreements as material contracts.

Response:
There is no agreement with any of the Company’s major customers that require the customer to purchase or the Company to sell specified amounts of products.  Please see page 71 of the Registration Statement.

Competitive Advantage, page 59

Comment              60.     Please provide the basis for your beliefs that:

•	you own one of the highest quality zinc-lead mines in the region;
•	you are the lowest cost producer;
•	you have good relationships with local government agencies.

Response:	The Registration has been revised in response to this comment. Please see pages 72 to 73 thereof.

Our History and Corporate Structure, page 62 Corporate Overview, page 62

Comment
61.     Please clarify whether Huanjiang Jinteng Mining Co., Ltd., the company listed in the organizational chart as owning 76.67% of Huanjiang Jintai Mining Co. Limited, is the same company as Huanjiang Jinteng Mining LLC, which is the name listed in Note 13 on page F-16. If so, please revise for consistency.

Response:	The Financial Statements have been modified to indicate that these are the same entity. Please see page 53 of the Registration Statement.

Comment	62. Please revise your organizational chart to reflect Mr. Kuizhong Cai's 95% ownership of Huangjian Jinteng Mining Co. Ltd.

Response:
The Company has updated the organization chart in the Registration Statement to reflect the transfer of equity interest from Shaoguan Jinteng Mining Co. Ltd to Huanjiang Jinteng Mining Co., Ltd and the correct equity percentage of Mr. Kuizhong Cai in Huanjiang Jinteng Mining Co., Ltd.  Please see page 53 of the Registration Statement.

Comment
63.     You indicate that Xiangguang will receive a fee from Huanjiang Jintai equal to Huanjiang Jintai's net income for the quarter. However, you do not address any economic benefits going to Huanjiang Jinteng Mining Co. Limited. or Shaoguan Jinteng Mining Co. Ltd. Please expand your disclosure to address this.

Response:	The Registration Statement has been modified in response to this comment. Please see page 55 of the Registration Statement.

Comment
64.     In this regard, your disclosure speaks as if this structure is already in place. However, it is our understanding that Xiangguang does not yet have all necessary permits and approvals in place. Please advise or revise. Also, tell us whether the effectiveness of the registration statement and commencement of the offering is conditioned upon having obtained those permits and approvals.

Response:	Xiangguang obtained its business license on August 24, 2010 and has all the necessary permits and approvals. Please see page 55 of the Registration Statement.

Comment	65. Explain the nature of the "intellectual property rights" that Xiangguang will own.

Response:	The Company has deleted this section from the Registration Statement as it does not have any intellectual property rights.

Directors and Executive Officers, page 68

Comment
66.     For each of your directors, briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director at this time. See Item 401(e) of Regulation S-K.

Response:	The Registration Statement has been modified in response to this request. Please see pages 88 to 91 of the Registration Statement.

Executive Compensation, page 72

Comment
67.     Please ensure that all compensation information is included in the appropriate tables. In this regard, we note the statement in your disclosure, "[Jintai, please provide the information requested in the below charts]." In addition, please revise the total column of the summary compensation table to reflect the total amount of compensation awarded.

Response:	The Registration Statement has been modified in response to this request. Please see page 93 of the Registration Statement.

Comment	68. Please fill in the Outstanding Equity Awards table, or if no awards are outstanding, remove it.

Response:	The Company has deleted the Outstanding Equity Awards table from the Registration Statement as no awards have been given to date.

Financial Statements, page F-1

General

Comment
69.     We note your disclosure on page 6 that you have not obtained a comprehensive geological survey report indicating the resources or reserves contained in the Ore Mine and the Exploration Rights Properties. As such, no assurance can be given as to the amount of zinc and lead reserves contained in the Ore Mine or in the Exploration Rights Properties. Since you have not established reserves, it does not appear that your planned principal operations have commenced. As such, please identify each of your financial statements as those of an exploration stage entity and revise the presentation of your financial statements to include:

•	A balance sheet that reports cumulative net earnings/loss with a descriptive caption such as earnings accumulated during the exploration stage; and

•	A separate column showing cumulative amounts from the entity's inception on the statements of operations, stockholders' equity, and cash flows.

Response:
Based on the reserve report provided by JT Boyd and the fact that the Company has been extracting ore for several years, the Company’s management does not believe it is an exploratory stage entity.  As such, the financial statements for the Company were not revised to state that the Company is an exploratory stage company.

Jintai Mining_Co., Ltd., Financial Statement Index, page F-1

Comment	70. We note you have presented the financial statements of an entity named Jintai Mining Co., Ltd. for the fiscal years ended March 31, 2010 and 2009. Please clarify the following:

•
Confirm that the entity presented is Jintai Mining Co., Ltd., as depicted in the chart of your corporate structure on page 62, and explain to us in detail why you believe you have presented the appropriate entity's financial statements in your registration statement.

•	Tell us the subsidiaries of Jintai Mining Co., Ltd. that are included in your financial statements.

•	Explain why Note 13 on page F-16 appears to be describing the capital structure of Huangjiang Jintai Mining Co., Ltd.

•
If the entity presented is Jintai Mining Co., Ltd. and you have consolidated Huangjiang Jintai Mining Co., Ltd., tell us in detail by referring to the appropriate US GAAP accounting literature why you believe it is appropriate to consolidate Huangjiang Jintai Mining Co., Ltd. in the financial statements of Jintai Mining Co., Ltd. at March 31, 2010 and 2009 in light of your disclosures on page 38 that Xiangguang Corporate Management Limited has not yet received its business license and your VIE agreements will not be effective until such license is received.

Response:	The Registration Statement has been modified in response to this request. Please see page F-6 of the Registration Statement.

Report of Independent Registered Public Accounting Finn, page F-2

Comment
71.     Please have your auditor revise their audit report to identify the city and State where they issued their report, as required by Item 2-02(a)(3) of Regulation S-X. In light of the fact that your operations are located in China, if your auditors are located in the United States, please explain to us in sufficient detail the steps taken by your auditors to complete their audit of your business activities, including the associated assets and liabilities. As part of your response, tell us whether or not another auditing firm was involved in the audit of your operations, and, if so, tell us the name of the firm, the nature of the procedures they performed, and how your auditors considered AU Section 543.

Response:
The audit report has been modified to indicate the city and state where the report was issued, in response to this comment. In conducting its audit, representatives from Lake Associates CPA's, including partners and employees, travelled to China to personally inspect and audit the Company's books and records.  The Firms staff includes Mandarin and English Staff members.  No other auditing firm was engaged in relation to the audit of the Company's financial statements.

Balance Sheets as of March 31, 2010 and March 31, 2009, page F-3  Statements of Cash Flows, page F-6

Comment
72.     Please clarify the nature of the amounts designated as foreign currency translation adjustment. In doing so, confirm that the amounts are consistent with ASC 830-230-45-1 and revise the description to match the example provided in ASC 830-230-55-1.73.We note your supplemental disclosure of cash flow information for the year ended March 31, 2010 indicates that you paid income taxes of $2.3 million which is the identical amount you recorded as the tax provision. Please clarify how you calculated this amount given that you included an adjustment to reconcile net income to net cash provided by operating activities of $0.2 million for the year ended March 31, 2010.

Response:	The Registration Statement has been modified in response to this request. Please see the notes to the financial statements beginning on page F-6 of the Registration Statement.

Comment
73.     We note your supplemental disclosure of cash flow information for the year ended March 31, 2010 indicates that you paid income taxes of $2.3 million which is the identical amount you recorded as the tax provision.  Please clarify how you calculated this amount given that you included an adjustment to reconcile net income to net cash provided by operating activities of $0.2 million for the year ended March 31, 2010.

Response:
The Registration Statement has been modified in response to this request.  Please see the notes to the financial statements beginning on page F-6 of the Registration Statement and our response to comment no. 72.

Notes to Financial Statements, page F-7 General

Comment
74.     Please disclose any related parties to include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. If such relationships exist, please describe the nature of any such transactions between related parties.

Response:	All related party transactions have been disclosed. Please see page Q-23 of the Registration Statement.

Comment
75.     We note your risk factor on page 7 which indicates that your mining activities are subject to extensive environmental regulations. Please tell us and disclose if you have asset retirement and environmental obligations as referenced in ASC 410. In doing so, please tell us the types of reclamation and remediation activities that you are expected to perform over the lives of your mines.

Response:	The Registration Statement has been modified in response to this request. Please see page F-8 of the Registration Statement.

Note 2 Summary of Significant Accounting Policies, page F-7

Comment
76.     Please include your basis for consolidation as specified in ASC 235-10-50-4(a). In doing so, please include a brief description of the contractual agreements that provide you economic interest in the consolidated operating company.

Response:	The Registration Statement has been modified in response to this request. Please see page F-6 of the Registration Statement.

Cash Equivalents, F-7

Comment	77. We note that your cash equivalents include cash on hand. Please disclose the amount of cash on hand for all periods presented and specify the conditions in which such cash is held.

Response:	The Registration Statement has been modified in response to this request. Please see page F-6 of the Registration Statement.

Inventory, page F-7

Comment
78.     We note your disclosure that your inventory consists of finished goods. Please disclose and tell us how you account for work in progress including stockpiled ore; ore at the mill; and ore on the leach pad. Also expand upon your disclosure to include the types of costs that are capitalized as a component of inventory. In doing so, please tell us if inventory includes amortization of development costs, depreciation of mine infrastructure, and stripping costs.

Response:	The Registration Statement has been modified in response to this request. Please see page F-7 of the Registration Statement.

Accounts Receivable, page F-8

Comment
79.     We note your disclosure that receivables that are due within one year are classified as noncurrent which seems to imply that you do not expect payment for at least an additional year. Please clarify if this is true. In doing so, please tell us your basis for recording a 10% allowance if payment is not expected within the next twelve months. Similar concerns apply to the other categories of receivables you disclose are due during various time periods.

Response:
Accounts receivable are divided into “current receivables” and “non-current receivables”. Current receivables include amounts that are expected to be collected within the next twelve months, while non-current receivables consist of those that the Company anticipates collecting within 36 months.

Expenditure for Maintenance and Repairs is expensed as Incurred, page F-9

Comment	80. Please tell us and disclose how you account for the following costs associated with your mining activities:

•	removal of overburden and other mine waste materials to access minerals;

•	constructing mine infrastructure such as roads, administrative buildings, and mills and smelters utilized in proCessing ore and concentrate;

•	expanding the existing ore mine;

•	performing surface reconnaissance;

•	drilling and sampling; and

•	preparing feasibility and engineering studies.

In doing so, please provide the relevant citations under US GAAP

Response:	The Registration Statement has been modified in response to this request. Please see page F-8 of the Registration Statement.

Foreign Currency Translation, page F-9

Comment
81.     We note your disclosure that your functional currency is the RMB and your reporting currency is the US dollar. We further note that monetary assets and liabilities denominated in a currency other than the US dollar are translated at the balance sheet rate and the exchange differences are recorded in other expenses. However the translation of monetary assets and liabilities denominated in RMB and held by a RMB functional entity would generally not impact the statements of operations. Please clarify that this disclosure is consistent with ASC 830-20-35-1 through 2 and revise or advise.

Response:	The Registration Statement has been modified in response to this request. Please see page F-9 of the Registration Statement.

Note 3 Short-term Investment Receivable, page F-11

Comment	82. Please clarify the nature and terms of your short-term investment receivable.

Response:
The Registration Statement has been modified in response to this request to state that the short term investment was refunded in the first quarter of 2010.  Please see page F-11 of the Registration Statement.

Note 5 Other Receivables, page F-12

Comment
83.     Please tell us and disclose the nature and terms of the employee advances, including to whom such advances have been made. In doing so, please clarify if these advances are available to all employees.

Response:	The Registration Statement has been modified to indicate that employee advances are available only to sales and procurement personnel. Please see page F-12 of the Registration Statement.

Note 7 Land, Plant, and Equipment, Mining Right and. Exploration Right, page F-13

Comment
84.     We note you present a single line item for "Land, plant, and equipment." Please tell us how you have considered ASC 360-10-50-1(b). As part of your response, please also describe to us what is included in your "Construction in progress" balance.

Response:	The Registration Statement has been modified in response to this request. Please see page F-13 of the Registration Statement.

Note 12 Income Taxes, page F-15

Comment
85.     We note your disclosure which indicates that there are no temporary differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. For each jurisdiction in which you operate, please tell us the amount you reported as taxable income (as filed with the taxing authorities) as well as the amount of financial accounting income before income taxes for each of the two years ended March 31, 2010.

Response:
The Registration Statement has been modified in response to this request to state that all taxable income is related to the Company’s operations in China.  Please see page F-14 of the Registration Statement.

Comment
86.     We further note your disclosure under "Land, plant and equipment, mining right, and exploration right" on page F-8, which indicates that such assets are depreciated on a straight line basis over the expected useful lives of the assets for book purposes. Please tell us the method of depreciation used for tax purposes and clarify why you have not recorded any deferred tax assets or liabilities to the extent that the deprecation timeframe differs.

Response:
The Registration Statement has been modified in response to this request to state that the straight-line depreciation method is the preferred depreciation method under the tax laws of the PRC and as such, there is no difference in timing and no deferred tax assets or liabilities recorded.  Please see page F-13 of the Registration Statement.

Note 13 Capital Transaction, page F-16

Comment
87.     You indicate that in December 2009, you executed simultaneous capital transactions resulting in various changes to your ownership. Please explain to us why such transactions do not appear on your statements of stockholders' equity.

Response:
The Registration Statement has been modified in response to this request to state that the transaction was between outside shareholders and as such, there was no impact on the statement of stockholder’s equity. Please see page F-16 of the Registration Statement.

Note 16 Segment Information, page F-18

Comment
88.     We note that you determined that the company did not have any separately reportable operating segments as of March 31, 2010 and 2009. However, we note your disclosure on page 1 which specifies that you are a vertically integrated company engaged in the exploration, mining, leaching, smelting and other processing operations of zinc and lead. We note from page 61 that a majority of your employees appear to be engaged in smelting and processing activities. Please clarify if you process minerals, concentrated ore for third parties and tell us whether or not your exploration, mining, leaching, smelting and other processing operations of zinc and lead represent separate operating segments as defined in ASC 280-10-50-1. If you do not believe these activities represent separate operating segments, please tell us in detail why not. If you believe these activities represent separate operating segments and meet the criteria discussed in ASC 28040-50-11 for aggregation of all of these operating segments into one reportable segment, provide us with the analysis you performed in reaching this conclusion. If after reassessing the criteria in ASC 280, you believe that your operating segments represent separate reportable segments, revise your financial statements and related disclosures accordingly.

Response:
ASC 280-10-50 states three characteristics of an operating segment. The Company believes that it does not meet characteristic (b) which states that the company’s “operating results are regularly reviewed by the public entity’s chief operating decision maker, to make decisions about resource to be allocated to the segment and assess performance.”

The chief decision maker in the Company does not receive segregated information regarding exploration, mining and smelting. All key decisions presently are on the entity as a whole. Further, the accounting systems used by the Company are very basic and records are not adequate to provide a segment reporting analysis that the SEC discusses.  Further, there is no cost benefit to the Company for the additional reporting.

Management believes that based on its present operations, segment reporting would presently add no value for the Company’s shareholders and/or investors since segment reporting would require extensive upgrades in the Company’s current accounting systems.  Further, the Company believes that segment reporting based on geographic location would not apply since the Company operates a single mine located in China.

Exhibits, page 11-6

Comment
89.     Please file all remaining exhibits as soon as practicable, including the underwriting and lock-up agreements. We note that your exhibit list contains astrices next to several exhibits, apparently to indicate that you will file the marked exhibits in subsequent amendments. However, no explanation is provided.

Response:	The Company will file all available exhibits to the Registration Statement and add an explanation as to those to be filed with subsequent amendments.

Comment	90. We note that you have filed unsigned, draft versions of the vast majority of your exhibits. Please file the executed versions with your next amendment.

Response:	All executed versions of the various agreements have been included as exhibits to the Registration Statement.

Comment
91.     With respect to the material contracts constituting the "VIE agreements," please confirm that the Chinese characters included in these documents are translations of the English text. To the extent that they differ materially, provide an English translation.

Response:	The Company hereby confirms the Chinese characters included in these documents are true and correct translations of the English text.

Engineering Comments General, page 1

Comment
92.     We note your statement that you are a vertically integrated mining company operating a mine at Shangchao, Huanjiang County, Guangxi Province, PRC, and that this mine does not have reserves. Without reserves, the only stage permissible for your company is that of the exploration state. Please amend your filing to reflect this status. In doing so, please revise the presentation of your financial statements and footnotes to clearly identify your activities as being in the exploration stage until such time as your have reserves as defined in the Guide.

•	Please revise your disclosure to ensure that investors understand that you are in the exploration stage.
•
Please remove the terms "develop," "development" or "production" throughout the document, and replace them, as needed, with the terms "explore" or "exploration." This includes the using of the terms in the Financial Statement headnotes and footnotes see Instruction 1 to paragraph (a), Industry Guide 7.Remove all references in the document that use the term "mining" or "mining operations," or any term that can imply mineral production, such as "operations." In particular, substitute the term "mineral exploration" for "mining operations."

•	Under SEC Industry Guide 7, the terms "ores" or "orebody" are treated the same as the term "reserve." Remove these terms from the document.

You should indicate that you are an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a)(4).

Response:
Please refer to page 2-3 of the JT Boyd Report which is exhibit 99.2 to the Registration Statement.  The Company does have reserves, as stated in the report and accordingly, the Company has retained the references.

Overview of Zinc Industry, page 42

Comment
93.     Please note that the common definition for the term reserve base includes the aggregate of sub-economic and/or uneconomic materials with economic ore. To avoid confusion with reserves as proscribed by Industry Guide 7, please remove the term reserve base from your filing.

Response:	The term “reserve base” has been deleted from the Registration Statement.

Ore Mine Operations, page 49

Comment
94.     Please disclose your annual materials mined and processed as required by Regulation S-K, Instructions to Item 102, Part 3. This would include your mine site tonnage and grades, the tonnage and grades of your concentrates, and your salable product quantities processed by your smelter. Please list your average unit price received for each of your salable products.

Response:	The Registration Statement has been modified in response to this request. Please see page 46-47 of the Registration Statement.

Applicable Government Regulation, page 59

Comment
95.     We note you conform to PRC safety and environmental regulations. Please provide a short summary of the permits and/or operational plans required for your properties. Please disclose your performance history along with your objectives for promoting improvements in those areas. In an appropriate section of your filing, please include a discussion of your safety performance referencing capital expenditures, your safety programs, and statistical measures, such as your total reportable injuries, lost-time injuries and fatal injuries that your organization utilizes to monitor performance.

Response:	The Registration Statement has been modified in response to this request. Please see page 73 to 78 of the Registration Statement.

Description of Property, page 62

Comment	96. Please improve the legibility of the charts and tables you present on pages 64.

Response:	All charts and tables have been replaced in response to this comment.

Comment
97.     Your maps should also show the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. We believe the guidance in 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features: A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.  A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

•	A north arrow.
•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
•	A title of the map or drawing, and the date on which it was drawn.
•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.
Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:             All requested maps have been included in the Registration Statement.

Current Mining Operation, page 65

Comment
98.     Please disclose a brief description of the rock formations and mineralization of existing or potential economic significance on your property as required under paragraph (b) of Industry Guide 7 for all your material properties. In addition to your mine description, you should describe in more detail, your concentrating, and smelting facilities. You may refer to Industry Guide 7, available on our website at the following address: www.sec.gov/about/fonnstindustryguides.pdf

Response:	The Registration Statement has been modified in response to this request. Please see page 86 of the Registration Statement.

Comment	99. On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.
•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
•	Disclose how the exploration program will be funded.
•	Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Response:
In response to this comment, the Registration Statement has been revised to include a presentation of the exploration program for the Company’s Shangchao Mine and exploration right properties.  Please see page 66 of the Registration Statement.

Comment	100. Please disclose whether you have a geologist or mining engineer's report for each of your material properties.

Response:	The Registration Statement has been modified to state that J.T. Boyd has provided a resource report for the Company’s mining properties.

Comment
101.     Supplementally provide a description of the adequacy of your current tailings containment facilities. Also describe your plans for any additions or expansions of tailings containment facilities, and what effect, if any, the addition will have on your expected mining rate.

Response:
Attached as Exhibit B hereof is a description of the Company’s current tailing containment facilities.  Such Exhibit further describes the Company’s plans for any additions or expansions of its tailing containment facilities.

**************

We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at (212) 752-9700 if you have any further questions.

Very truly yours,

/s/ Arthur Marcus, Esq.
Arthur Marcus, Esq.

Jintai Mining - Due Diligence.

The Vertical Portal for China Business Intelligence.

ResearchInChina

China Lead-Zinc Industry Report, 2009

Dec/2009

Property right statement: Copyright of charts, tables and sentences in this report belongs to ResearchInChina (Beijing Waterwood). For charts or tables marketed as from other sources, original publishers own the copyright. The quoted data in this report are collected from public sources. If there is any problem related to property right, please do not hesitate to contact ResearchInChina.

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China Lead-Zinc Industry Report, 2009

Contents

1. Overview of Lead & Zinc 7
1.1 Definition and Purpose 7
1.2 Industry Chain 8
1.3 Process Technology 8
1.3.1 Lead Ore Smelting Process 8
1.3.2 Zinc Ore Smelting Process 9

2. Global Lead & Zinc Industry Development 10
2.1 Resource Distribution 10
2.2 Industry Development 12
2.2.1 Status Quo - Lead 12
2.2.2 Status Quo – Zinc 14
2.3 Global Lead & Zinc Market Pattern 15
2.3.1 Lead Market Pattern 15
2.3.2 Zinc Market Pattern 16

3. China Lead & Zinc Industry Development 17
3.1 Resource Distribution 17
3.2 Characteristics of Lead & Zinc Mine Resources 21
3.2.1 Distribution Characteristics 21
3.2.2 Metallogenic Characteristics 21
3.2.3 Characteristics of Mineral Deposit and Ore Type 22
3.2.4 Characteristics of Mineral Components of Deposit 22
3.2.5 Characteristics of Ore Grade 22
3.3 Lead & Zinc Production in China 23
3.3.1 Production Layout 23
3.3.2 Lead & Zinc Output 24
3.4 Lead & Zinc Demand in China 27
3.4.1 Consumption Structure 27
3.4.2 Consumption of Lead & Zinc 28
3.5 Status Quo of China Lead & Zinc Industry 29
3.6 Production of China Lead & Zinc Manufacturers 30

4. Import and Export of China Lead & Zinc Industry 31
4.1 Import of Lead & Zinc Concentrate 31
4.2 Export of Lead & Zinc Concentrate 32
4.2.1 Export of Lead Concentrate 32
4.2.2 Export of Zinc Concentrate 34

5. Lead & Zinc Price in China 36

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China Lead-Zinc Industry Report, 2009

5.1 Lead Price 36
5.2 Zinc Price 38

6. Downstream Sectors of China Lead & Zinc Industry 40
6.1 Lead Acid Storage Battery Industry 40
6.1.1 Application 40
6.1.2 Current Development 41
6.1.3 Development Trend 43
6.2 Galvanization Industry 43
6.2.1 Classification 43
6.2.2 Current Development and Trends 43

7. Key Players 45
7.1 Henan Yuguang Gold & Lead Group Co., Ltd 45
7.1.1 Profile 45
7.1.2 Operation 46
7.1.3 Lead & Zinc Business 48
7.1.4 Development Bottlenecks 49
7.2 Zhuzhou Smelter Group Co., Ltd 50
7.2.1 Profile 50
7.2.2 Operation 50
7.2.3 Lead & Zinc Business 51
7.2.4 New Projects 53
7.3 Huludao Zinc Industry Co., Ltd 53
7.3.1 Profile 53
7.3.2 Operation 53
7.3.3 Lead & Zinc Business 54
7.3.4 Regional Advantages 55
7.4 Zijin Mining Group Company Limited 56
7.4.1 Profile 56
7.4.2 Operation 57
7.4.3 Zinc Business 58
7.4.4 Great Potentials in Expansion 59
7.4.5 New Acquisitions 60
7.5 Shenzhen Zhongjin Lingnan Nonfemet Company Limited 60
7.5.1 Profile 60
7.5.2 Operation 61
7.5.3 Lead & Zinc Business 62
7.5.4 Great Growth Potentials 63
7.6 Yunan Chihong Zinc & Germanium Co., Ltd 63
7.6.1 Profile 63
7.6.2 Operation 64
7.6.3 Lead & Zinc Business 65
7.6.4 Development Strategies 66

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China Lead-Zinc Industry Report, 2009

7.7 Sichuan Hongda Co., Ltd......67
7.7.1 Profile......67
7.7.2 Operation......67
7.7.3 Zinc Business......68
7.7.4 Diversified Development Strategies......69
7.8 Western Mining Co., Ltd......70
7.8.1 Profile......70
7.8.2 Operations......70
7.8.3 Lead & Zinc Business......72
7.8.4 Industry Chain Layout......73
7.9 Other Lead & Zinc Manufacturers......74
7.9.1 Baiyin Non-ferrous Metal Co., Ltd......74
7.9.2 Xiangyun Feilong Industrial Co., Ltd......74
7.9.3 Lingbao Xinling Lead Industry Co., Ltd......75
7.9.4 Jiyuan Wanyang Smeltery Group Co., Ltd......75
7.9.5 Jiyuan Jinli Smelter Co., Ltd......76
7.9.6 Shuikoushan Non-ferrous Co., Ltd......76
7.9.7 Shaanxi Dongling Zinc Industrial Co., Ltd......77
7.9.8 Kubo Hongye Zinc Smelt Co., Ltd......77
7.9.9 Guangxi Chengyuan Mining & Smelting Co., Ltd......78

8. Opportunities and Risks of China Lead & Zinc Industry......79
8.1 Opportunities......79
8.2 Risks......80

Figure Index

Lead-Zinc Industry Chain......8
Global Consumption of Lead Ore and Refined Lead, 2003-2009......12
Supply & Demand Balance of Global Lead Market, 2003-2009......13
Output and Consumption of Global Zinc Ore and Zinc Concentrate, 2003-2009......14
Supply & Demand Balance of Global Zinc Market, 2003-2009......15
Comparison of A+B+C grade Lead Reserves between China and Foreign Countries......17
Comparison of A+B+C grade Zinc Reserves between China and Foreign Countries......18
Ten Provinces (Regions) with Available Reserves of Lead above 1.5 million tons in China......18
13 Provinces (Regions) with Available Reserves of Zinc above 2 million tons in China......19
Proportions of Lead Mine Reserves in Eastern, Middle and Western Economic Zone of China......20
Proportions of Zinc Mine Reserves in Eastern, Middle and Western Economic Zone of China......20
China's Output of Lead and Lead Ore, 2006-2008......24
China's Output of Lead and Lead Ore, Jan.-Oct. 2009......25
China's Output of Zinc and Zinc Ore, 2006-2008......26
China's Output of Zinc and Zinc Ore, Jan.-Oct. 2009......26
Primary Consumption of Lead in China......27

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China Lead-Zinc Industry Report, 2009

Primary Consumption of Zinc in China......28
Main Importing Countries (Regions) and Import Volume of China Lead Concentrate, Jan.-Oct. 2009......32
Comparison of China Lead Concentrate between Export and Import, 2006-2009......33
Comparison of China Zinc Concentrate between Export and Import, 2005-2009......35
Main Importing Countries and Import Volume of China Zinc Concentrate, Jan.-Oct. 2009......35
Monthly Average Price Trend of China Lead Concentrate, 2009......36
Yearly Average Price Trend of China Lead Concentrate, 2005-2009......37
Monthly Average Price Trend of China Zinc Concentrate, 2009......38
Yearly Average Price Trend of China Zinc Concentrate, 2005-2009......39
Consumption Structure of China Lead Acid Storage Battery......40
Operating Revenue of Henan Yuguang Gold and Lead Group Co., Ltd, 2006-2009......46
Domestic and Overseas Income Structure of Henan Yuguang Gold and Lead Group, 1H2009......47
Income Structure of Henan Yuguang Gold and Lead Group Co., Ltd by Industry, 1H2009......47
Proportion of Electrolytic Lead Income to Total Revenue of Henan Yuguang Gold and Lead Group, 2006-2009......48
Income from Electrolytic Lead Business of Henan Yuguang Gold and Lead Group, 2006-2009......49
Domestic and Overseas Income Structure of Zhuzhou Smelter Group Co., Ltd, 2009......50
Operating Revenue of Zhuzhou Smelter Group Co., Ltd, 2006-2009......51
Income Structure of Zhuzhou Smelter Group Co., Ltd by Product, 2009......52
Income from Lead and Zinc Business of Zhuzhou Smelter Group Co., Ltd, 2006-2009......52
Operating Revenue of Huludao Zinc Industry Co., Ltd, 2006-2009......54
Income Structure of Huludao Zinc Industry Co., Ltd by Product, 1H2009......54
Operating Revenue of Huludao Zinc Industry Co., Ltd, 2006-2009......55
Business Map of Zijin Mining Group Co., Ltd......56
Operating Revenue of Zijin Mining Group Co., Ltd, 2006-2009......57
Income Structure of Zijin Mining Group Co., Ltd by Product, Jan-Sep 2009......58
Income from Zinc Business of Zijin Mining Group Co., Ltd, 2006-2009......59
Operating Revenue of Shenzhen Zhongjin Lingnan Nonfemet Company Limited, 2006-2009......61
Income from Lead and Zinc Business of Shenzhen Zhongjin Lingnan Nonfemet, 2007-2009......62
Operating Revenue of Yunnan Chihong Zinc & Germanium Co., Ltd, 2006-2009......64
Income Structure of Yunnan Chihong Zinc & Germanium Co., Ltd by Product, 1H2009......65
Income from Lead and Zinc Business of Yunnan Chihong Zinc & Germanium Co., Ltd, 2006-2009......66
Operating Revenue of Sichuan Hongda Co., Ltd, 2006-2009......67
Income Structure of Sichuan Hongda Co., Ltd by Product, 1H2009......68
Income from Zinc Ingot Business of Sichuan Hongda Co., Ltd, 2005-2009......69
Operating Revenue of Western Mining Co., Ltd, 2006-2009......71
Income Structure of Western Mining Co., Ltd by Product, 1H2009......71
Operating Revenue from Self-produced Lead Products of Western Mining Co., Ltd, 2008-2009......72
Operating Revenue from Self-produced Zinc Products of Western Mining Co., Ltd, 2008-2009......73

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Table Index

Definition and Application of Lead-Zinc 7
Distribution of Lead Reserves Worldwide 10
Distribution of Zinc Reserves Worldwide 11
Five Lead-Zinc Production Bases 23
Production Capacity of Major Lead-Zinc Enterprises in China 30
Export Duty and Tax Refund of Refined Zinc in China, 2003-2008 34

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1. Overview of Lead & Zinc

1.1 Definition and Purpose

Definition and Application of Lead-Zinc

Name	Lead	Zinc
Source	Lead mainly exists in galena (PbS) and white-lead (PbCO3); lead sulfate and lead oxide can be obtained through calcination; metallic lead is achieved by reduction reaction.	Mainly exists in iron sphalerite or sphalerite (ZnS). Zinc oxide can be obtained by calcining ore in the air, and then zinc is achieved by reduction reaction. Zinc can be also deposited from zinc sulfate which is leached by sulfuric acid.
Application	Lead is primarily applied to manufacturing lead-acid batteries; lead alloy can be used to lead characters casting and soldering; Lead is also used to make radioactive radiation, X-ray protective equipment; lead is used as building materials. Besides, lead is applied to lead acetate batteries, bullets, shells, solders, trophies, and alloys.	Zinc is mainly applied to galvanized industry. Zinc can react with many non-ferrous metals to form alloys. Alloys which are composed of Zinc, copper and aluminum are widely used in die casting. Brass consists of Zinc, copper, tin and lead. Brass is utilized in mechanical manufacturing. Zinc board containing a small amount of lead and cadmium can be used to make zinc-manganese dry battery cathode, zinc printing plates, pink corrosion camera system board and offset printing plates.

Source: ResearchInChina

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1.2 Industry Chain

Lead-Zinc Industry Chain

Zinc & Lead Ore Resources
Lead Concentrate Ore
Lead Bullion
Lead Ingot
By-product
Lead Oxide
Zinc Concentrate Ore
Spelter
Zinc Ingot
By-product
Zinc Oxide

Source: ResearchInChina

1.3 Process Technology

1.3.1 Lead Ore Smelting Process

Lead sulfide concentrate is the main mineral raw material for lead smelting. The smelting methods include pyrometallurgy and hydrometallurgy. Currently, the former takes a dominating position, while the latter is in the pilot study stage. Lead pyrometallurgy adopts sinter roasting, blast furnace smelting, reaction melting and precipitation melting. Lead refining mainly uses pyrometallurgy, followed by electrolytic refining.

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1.3.2 Zinc Ore Smelting Process

Zinc sulfide concentrate is the main mineral raw material for zinc smelting. The smelting methods include pyrometallurgy and hydrometallurgy. Zinc pyrometallurgy adopts vertical retort, horizontal retort or electric stove. Zinc hydrometallurgy has developed rapidly over the past 20 years, and has become the primary means. Crude zinc obtained via pyrometallurgy can be refined by distillation or applied directly; electrolytic zinc obtained via hydrometallurgy has high quality and need not be refined.

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2. Global Lead & Zinc Industry Development

2.1 Resource Distribution

In the world, the proved lead resources reserves total 1.5 billion tons, lead reserves reach 79 million tons and lead reserve base is 170 million tons. The global lead resources are mainly distributed in Australia, China, the United States and Kazakhstan. Their reserves account for 60.3% of the global reserves, and their reserve base accounts for 71.2%.

In the world, the proved zinc resources reserves total 1.9 billion tons, zinc reserves reach 180 million tons and lead reserve base is 480 million tons. The global zinc resources are mainly distributed in Australia, China, Peru, the United States and Kazakhstan. Their reserves account for 67.2% of the global reserves, and their reserve base accounts for 70.9%.

Distribution of Lead Reserves Worldwide (Unit: 10000 tons)

Country	Reserves	Proportion of the Global Reserves %	Reserve Base	Proportion of the Global Reserve Base %
Australia	2400	30.4	5900	34.7
China	1100	13.9	3600	21.2
USA	770	9.7	1900	11.2
Kazakhstan	500	6.3	700	4.1
Canada	40	0.5	500	2.9
Peru	350	4.4	400	2.4
Mexico	150	1.9	200	1.2
Others	2590	32.9	3800	22.4
Total	7900	100	17000	100

Source: ResearchInChina

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Distribution of Zinc Reserves Worldwide (Unit: 10000 tons)

Country	Reserves	Proportion of the Global Reserves %	Reserve Base	Proportion of the Global Reserve Base %
Australia	4200	23.3	10000	20.8
China	3300	18.3	9200	19.2
Peru	1800	10.0	2300	4.8
USA	1400	7.8	9000	18.8
Kazakhstan	1400	7.8	3500	7.3
Canada	500	2.8	3000	6.3
Mexico	700	3.9	2500	5.2
Others	4900	27.2	8700	18.1
Total	18000	100	48000	100

Source: ResearchInChina

Compared with 1998, the global lead reserves grew by 13 million tons in 2008, lead reserve base increased by 30 million tons; the global zinc reserves reduced by 10 million tons, zinc reserve base rose by 30 million tons. The global lead reserves and zinc reserves only accounted for 4.9% and 9.5% of proven lead reserves and proven zinc reserves respectively, lead reserve base and zinc reserve base also only accounted for 10.6% and 25.3% of proven lead reserves and proven zinc reserves respectively. There are great potentials for lead and zinc exploration

Since 1998, the global lead-zinc mines produced 36.36 million tons of metallic lead and 105.65 million tons of metallic zinc totally, but the global lead reserves has increased by 13 million tons and lead reserve base has rose by 30 million tons; the global zinc reserves has reduced by 10 million tons, while zinc reserve base has increased by 40 million tons.

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2.2 Industry Development

2.2.1 Status Quo - Lead

From 2006 to 2007, lead ingot prices continued to rise, making the global output of lead ores and refined lead increased steadily. According to the data released by International Lead and Zinc Study Group, the global lead ore output rose by 7.6% to 3.886 million tons in 2008. The lead ore output of Bolivia, China, Peru, Russia and Sweden increased obviously in 2008. The global output of refined lead rose by 7.5% to 8.725 million tons in 2008, mainly because the refined lead output of Australia, Canada, China, India, South Korea and the United Kingdom increased. Although the lead consumption of Europe, Japan and Southeast Asia decreased, the global refined lead consumption totaled 8.706 million tons, 6.4% more than 8.181 million tons in 2007, due to the increased demand of the United States for refined lead and China's lead consumption remained strong growth.

Global Consumption of Lead Ore and Refined Lead, 2003-2009

Unit: 1,000 tons
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2003
2004
2005
2006
2007
2008
2009 (1-9)
Output of Lead Ore
Output of Lead Concentrate
Consumption of Lead Concentrate

Source: International Lead and Zinc Study Group, ResearchInChina

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In 2008, oversupply arose in the global refined lead market, while shortage existed five years ago. In 2004, the global supply shortfall reached as high as nearly 300000 tons and 61000 tons in 2007, but 19000 tons were excess in 2008. According to International Lead and Zinc Study Group, in the first nine months of 2009, the global excess supply volume reached 62000 tons. In the world, 6.514 million tons of refined lead was put into use, while the figure was 6.473 million tons in the same period of the last year. The global refined lead output was 6.576 million tons, more than 6.43 million tons of the last year.

Supply & Demand Balance of Global Lead Market, 2003-2009

Unit: 1,000 tons
100
50
0
-50
-100
-150
-200
-250
-300
-350
-57
-298
-169
-146
-67
19
62
2008
2009（1-9）

Source: International Lead and Zinc Study Group, ResearchInChina

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2.2.2 Status Quo – Zinc

From 2005 to 2006, zinc prices soared, stimulating the global output of zinc ores and refined zinc increased significantly. In the global zinc market, oversupply replaced shortage.

In 2005, the global refined zinc supply shortfall reached 387000 tons, but 195000 tons were excess in 2008. According to International Lead and Zinc Study Group, in the first nine months of 2009, 7.911 million tons of refined zinc was consumed in the world, less than 8.737 million tons of the same period of the last year; the global refined zinc output was 8.252 million tons, down from 8.762 million tons of the last year.

Output and Consumption of Global Zinc Ore and Zinc Concentrate, 2003-2009

14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Unit: 1,000 tons
2003
2004
2005
2006
2007
2008
2009 (1-9)
Output of Zinc Ore
Output of Zinc Concentrate
Consumption of Zinc Concentrate

Source: International Lead and Zinc Study Group, ResearchInChina

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Supply & Demand Balance of Global Zinc Market, 2003-2009

400
300
200
100
0
-100
-200
-300
-400
-500
Unit: 1,000 tons
72
-255
-387
-354
12
195
341
2003
2007
2008
2009（1-9）

Source: International Lead and Zinc Study Group, ResearchInChina

2.3 Global Lead & Zinc Market Pattern

2.3.1 Lead Market Pattern

There are rich lead resources in the world, and are concentrated in China, Australia, the United States and Peru, so they are the major lead manufacturers. Since 2002, China has surpassed the United States to be the largest refined lead manufacturer in the world. Besides, China has also been the largest lead consumer.

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2.3.2 Zinc Market Pattern

The global zinc markets are mainly distributed in Asia, Europe and America, which take 54%, 23% and 17% shares respectively. Since 1998, Asia has become the zinc ore production center and metallic zinc consumption center in the world. China is the zinc production center and as well as zinc consumption center of Asia. In 2008, Asian zinc output remained strong growth, especially the output of China and India increased apparently; China's metallic zinc consumption accounted for 61% of the global zinc consumption, and China's demand for zinc raw materials did not change.

The largest zinc smelter in Asia --Young Poong Corporation in South Korea, produced 460000 tons of zinc from its Onsan zinc mine in 2008.

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3. China Lead & Zinc Industry Development

3.1 Resource Distribution

China has rich lead-zinc resources. As of 1995, the total proven lead reserves had reached 41.992 million tons, including 11.61 million tons of A + B + C lead; the total proven zinc reserves had reached 107.423 million tons, of which A + B + C zinc 34.47 million tons. The current reserves (as of the end of 1996): lead 35.7281 million tons, of which A + B + C lead accounted for 33.17%; zinc 93.8411 million tons, of which A + B + C zinc accounted for 36.93% .

Compared Chinese A + B + C reserves with foreign reserves, China has 11.61 million tons of lead, lower than that of Australia (35 million tons), the United States (22 million tons) and Canada (13 million tons), ranking fourth; China has 34.47 million tons of zinc, lower than that of Australia (65 million tons), Canada (56 million tons) and United States (50 million tons), also ranking fourth.

Comparison of A+B+C grade Lead Reserves between China and Foreign Countries

35,000
Unit: 1,000 tons
22,000
13,000
11,610
Australia
America
Canada
China

Source: ResearchInChina

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Comparison of A+B+C grade Zinc Reserves between China and Foreign Countries

Unit: 1,000 tons
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
65,000
56,000
50,000
34,470
Australia
Canada
America
China

Source: ResearchInChina

By the end of 1996, China had had 732 locations for the production of lead, 772 for zinc. In 27 provinces, autonomous regions and municipalities, the reserves had been discovered and explored. 10 provinces and autonomous regions had the lead reserves of over 1.5 million tons respectively, their combined reserves accounted for 80% of the total reserves in China.

Ten Provinces (Regions) with Available Reserves of Lead above 1.5 million tons in China

Unit: 10,000 tons
700
600
500
400
300
200
100
609.71
412.97
335.24
274.4
263.09
246.75
200.56
181.22
175.78
171.3
Yunnan
Guangdong
Inner Mongolia
Gansu
Jiangxi
Hunan
Sichuan
Guangxi
Shaanxi
Qinghai

Source: ResearchInChina

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13 provinces and autonomous regions had the zinc reserves of over 2 million tons respectively, their combined reserves accounted for 90% of the total reserves in China.

13 Provinces (Regions) with Available Reserves of Zinc above 2 million tons in China

2,500
2,000
1,500
1,000
500
0
Unit: 10,000 tons
Yunnan
Inner Mongolia
Gansu
Guangxi
Guangdong
Hunan
Sichuan
Hebei
Jiangxi
Shaanxi
Qinghai
Zhejiang
Fujian

Source: ResearchInChina

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Proportions of Lead Mine Reserves in Eastern, Middle and Western Economic Zone of China

Western Areas
43%
Eastern Coastal Areas
26%
Middle Areas
31%

Source: ResearchInChina

Proportions of Zinc Mine Reserves in Eastern, Middle and Western Economic Zone of China

Western Areas
44%
Eastern Coastal Areas
25%
Middle Areas
31%

Source: ResearchInChina

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3.2 Characteristics of Lead & Zinc Mine Resources

Viewing the distribution of lead-zinc mine resource in China, there are following characteristics:

3.2.1 Distribution Characteristics

China's lead-zinc mine resources are widely distributed, but the reserves are relatively concentrated. Up to 2008, there were 27 provinces and areas which were explored with lead-zinc resources, but only 6 provinces were with lead-zinc reserves over 8 million tons, Yunnan 26.63 million tons, Inner Mongolia 16.10 million tons, Gansu 11.22 million tons, Guangdong 10.77 million tons, Hunan 8.89 million tons, and Guangxi 8.79 million tons, totally 82.40 million tons, accounting 64% of nation's total 129.57 million tons. Seeing from three economic zones, the reserves mainly focused on the Middle and Western Area, lead reserves took 73.8% and zinc took 74.8% of nation's total.

3.2.2 Metallogenic Characteristics

Metallogenic area and metallogenic period of lead-zinc are also centralized. Viewing the distribution of existing explored super-large, large and medium deposits, it mainly concentrates on five metallogenic areas: West of Yunnan, Sichuan-Yunnan, West of Qingling—Qilianshan, Langshan of Inner Mongolia and Daxinganling, Nanling. The metallogenic period also focuses on Yanshan period and compound metallogenic period.

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3.2.3 Characteristics of Mineral Deposit and Ore Type

Large and medium deposits take great reserves, and the ore type is complex. Among the 700 deposits, the lead and zinc reserves of large and medium deposits amount 81.1% and 88.4% respectively. The ore type includes sulfide lead ore, sulfide zinc ore, lead oxide ore, zinc oxide ore, sulfide lead-zinc ore, lead-zinc oxide ore and mixed lead-zinc ore. There are many lead-zinc deposits and copper-zinc deposits with zinc as major, and few lead-zinc deposits with lead as major, even little of lead deposits.

3.2.4 Characteristics of Mineral Components of Deposit

The content of lead-zinc deposits is complicated, and includes many symbionts and associated components, such as Cu, Fe, S, Ag, Au, Sn, Sb, Mo, W, Hg, Co, Ca, In, Ga, Ge, Se, Ti, Sc and other elements, so the comprehensive utilization value is very large. In recent 20 years, it is proved that there is high proportion of silver in lead-zinc deposit, and which makes it become lead-zinc-silver deposit or silver- lead-zinc deposit. The silver content in lead-zinc deposit accounts above 60% of the total silver deposit reserves, and the silver recycling output generated from mining, dressing and smelting process amounts 70-80% of national total silver output. In addition, the content of gold is also high.

3.2.5 Characteristics of Ore Grade

The ore grade structure is characterized by many low-grade ores and less high-grade ores. The average grade of lead-zinc of existing ores is 3.74%, and the ratio of lead to zinc is 1 to 2.5, while it is mostly 1 to 1.2 in foreign countries. In addition, the component is also complicated; some ores include more than 30 kinds of minerals, which make it difficult for ore dressing.

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3.3 Lead & Zinc Production in China

3.3.1 Production Layout

The production layout of China lead-zinc industry has formed five mining, dressing and smelting and production bases of Northeast, Hunan, Guangdong & Guangxi, Yunnan & Sichuan and Northwest based on lead-zinc mine distribution and construction condition after tens of years' development. The lead output has amounted more than 85% of nation's total output, and zinc output accounting 95% of the nation's total.

Five Lead-Zinc Production Bases

Production base	Available reserves (10,000 tons)		Main mine and plants
	Lead	Zinc	
Northeast	31.7	95.2	Huludao Zinc plant (Liaoning Province), Qingchengzi Lead-Zinc mine (Liaoning Province), Bajiazi lead-zinc deposit (Liaoning Province), Chaihe Lead-Zinc mine (Liaoning Province), Huanren Copper-Zinc mine (Liaoning Province), Hongtoushan Copper-Zinc Deposit(Liaoning Province), Xilin Lead-Zinc mine (Heilongjiang Province), Tianbaoshan Lead-Zinc mine (Sichuan Province)
Hunan	246.75	641.84	Shuikoushan Mining Administration, Taolin Lead-Zinc Mine, Huangshaping Lead-Zinc Deposit, Dongpo Lead-Zinc Deposit and Zhuzhou Smelt Factory
Guangdong & Guangxi	594.19	1361.93	Fankou Lead-zinc Deposit, Shaoguan Smelting Plant, Bingcun Lead-Zinc Deposit, Changhua Lead-Zinc Deposit, Dajianshan Lead-Zinc Deposit (Lianping County, Guangdong Province), Siding Lead-Zinc Mine (Guangxi Province), Daxin Lead-Zinc Mine ((Guangxi Province), Heshan Lead-Zinc Mine ((Guangxi Province), Liuzhou Zinc Products Factory, Dachang Mining Administration
Yunnan & Sichuan	609.71	2053.20	Huize Lead-zinc Mine (Yunnan), Lancang Laochang Lead-zinc Mine(Yunnan), Kunming Smelt Factory, Jijie Smelt Factory of Gejiu City, Yunnan, Huidong Lead-zinc Mine, Kuili Lead-zinc Mine
Northwest	621.48	1382.57	Baiyin Non-ferrous Metal Co., Ltd (Gansu Province), Erlihe Lead-Zinc deposit (Shaanxi Province), Xitieshan Mining Administration of Qinghai

Source: ResearchInChina

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Besides above five production bases, there are also some small-scales mines in Inner Mongolia, Jiangxi and Guizhou.

3.3.2 Lead & Zinc Output

3.3.2.1 Lead Output

China lead-zinc industry develops very fast, and the lead output grows substantially, especially from 2006, China's GDP is up by 8% yearly, auto industry brings up the fast development of lead production, and China has become the largest lead production and consumption country in the world.

China's Output of Lead and Lead Ore, 2006-2008

Unit: 10,000 tons
Refined lead
Lead ore
269.27
81
271.75
91.76
325.78
121.31
2006
2007
2008

Source: ResearchInChina

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It is seen that from 2006 to 2008, the refined lead output continued growth, but the lead ore output was far behind refined lead production, and there was still relatively large supply gap. Further, the recycled lead output of China was also limited. Therefore, many of lead smelt factories in China largely relied on lead ore import. With the increase of lead smelting capacity, the demand for lead ore import will also continue increasing.

Under the financial crisis, the output of refined lead and lead ore in China in 2009 still maintained growth. It is indicated that the output of refined lead in Jan.-Oct. 2009 is 3.16 million tons, up 19.4% yr-on-yr; lead ore 1.26 million tons (metal tons), up 13.5% yr-on-yr.

China's Output of Lead and Lead Ore, Jan.-Oct. 2009

Unit: 10,000 tons
40
35
30
25
20
15
10
5
0
2009.1
2009.2
2009.3
2009.4
2009.5
2009.6
2009.7
2009.8
2009.9
2009.10
Lead
Lead ore

Source: ResearchInChina

3.3.2.2 Zinc Output

The output and demand of zinc ore and refined zinc in China all take one third of the world's total. Since 2006, with the uprising of zinc price and increase of domestic demand, the capacities of smelt factories also increase greatly.

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China's Output of Zinc and Zinc Ore, 2006-2008

Unit 10,000 tons
Refined Zinc
Zinc Ore
317.4
218.64
374.86
260.4
391
312.66
2006
2007
2008

Source: ResearchInChina

Although the global financial crisis broke out in the second half year of 2008 made zinc market a little soft, the output of refined zinc in 2009 still maintained quick growth. It is indicated that the output of refined zinc in Jan.-Oct. 2009 is 3.52 million tons, up 5.8% yr-on-yr. The continuing falling price of international zinc price in the beginning of 2009 caused fund pressure to be transferred to ore concentrate manufacturers, thus ore stoppage and production drop became the important issues for lead-zinc industry chain, and the output of zinc ore was down 7.7% yr-on-yr to be 2,44 million tons (in metal tons).

China's Output of Zinc and Zinc Ore, Jan.-Oct. 2009

Unit 10,000 tons
45
40
35
30
25
20
15
10
5
0
Zinc Ore
2009.1
2009.2
2009.3
2009.4
2009.5
2009.6
2009.7
2009.8
2009.9
2009.10

Source: ResearchInChina

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3.4 Lead & Zinc Demand in China

3.4.1 Consumption Structure

China lead consumption mainly concentrates on lead acid storage battery, then lead oxide, lead alloy. While the terminal consumption fields of lead acid storage battery focus on auto & motor, electric vehicle and lead acid storage battery export.

Primary Consumption of Lead in China

Other, 6%
Lead alloy, 6%
Lead oxide, 13%
Lead acid storage battery, 75%

Source: ResearchInChina

China zinc consumption mainly concentrates on galvanizing industry, then die casting alloy and brass production.

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Primary Consumption of Zinc in China

Other, 2%
Oxide, 14%
brass,
Zinc plati
Die casting alloy, 22%

Source: ResearchInChina

3.4.2 Consumption of Lead & Zinc

Lead acid storage battery, as the major lead consumption field in China, its output grows by 20% yearly on average, and export is up by 29% yearly. At present, the increase of global lead output relies on China's output growth. While the consumption in China is also far higher than global lead consumption growth from 2007. It is expected that in global lead demand increase will still totally depend on China's consumption increase.

In the first three quarters of 2009, the newly added electrolytic lead capacity in China is 250,000 tons, which makes the lead smelting capacity in the full year of 2009 be close to 4.1 million tons, far higher than the average growth speed in recent five years. However, the downstream demand of lead is not in step with the upstream capacity increase. It is known that consumption growth of lead acid storage battery industry in 2009 slowed down. At the same time, the capacity of downstream of lead consumption is over surplus, which causes small profit margin of lead acid storage battery industry.

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According to statistics, China's zinc consumption in 2008 was about 3.7 million tons, up 2.8% yr-on-yr. Galvanization was up by 3.2%, accounting 52.4% of the total; die casting alloy was down by 8.8%, amounting 16.8% of the total; zinc oxide was up 20%, 8.9% of the total; brass up 3%, 10% of the total; battery down 1.4%.

China hot zinc plate takes great increase from February 2009, and the output from June to October records high, which makes zinc demand increase swiftly. Auto industry and shipbuilding industry are the big users of hot zinc plates. The stimulation policies of auto industry effectively restrain the downturn of global auto industry. In addition, China Association of the National Shipbuilding Industry indicates that Chinese accomplished shipbuilding output is 27.78 million deadweight tonnages in the first three quarters of 2009, accounting 31.2% of global market, just following Korea. The newly undertook ship orders and ship orders in hand are 16.92 million deadweight tonnages and 92.40 million tonnages, accounting 70.2% and 37.6% of the world.

3.5 Status Quo of China Lead & Zinc Industry

In recent years, China lead-zinc industry realizes leapfrog development. In 2008, the output of refined lead and zinc ranks first in the world, and China is also the major lead-zinc consumption and export country in the world. The change of China lead-zinc market makes demand-supply structure of global lead-zinc market change.

However, the shortage of metal & mineral resources and environmental protection problem is already restricting China lead-zinc industry development, which is obviously represented by the increase of lead-zinc enterprises and expansion of production scale, but slow advancement of industry structure, product structure, technology level, resources comprehensive utilization, environmental protection and raw materials supply strategy, for example, mineral resources are insufficient, imported materials increase year by year, and pollution is heavy. The cycling economy development of lead-zinc industry should be the essential way for sustainable development realization.

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3.6 Production of China Lead & Zinc Manufacturers

Production Capacity of Major Lead-Zinc Enterprises in China

Name of company	Capacity (10,000 tons/year)	
	Lead	Zinc
Zhuzhou Smelter Group Co., Ltd.	10	50
Huludao Zinc Industry Co., Ltd	3	39
Shenzhen Zhongjin Lingnan Nonfemet Co, Ltd	7	18
Henan Yuguang Gold & Lead Group Co., Ltd	30	20
Baiyin Non-ferrous Metal Co., Ltd	7	15
Bayannaoer Zijin Non-ferrous Metal Co., Ltd.		22
Xiangyun Feilong Industrial Co., Ltd.	8	13
Sichuan Hongda Co., Ltd.		22
Shanxi Huiji Non-ferrous Metal Co., Ltd		11.5
Yunnan Chihong Zinc & Germanium Co., Ltd	5	16
Shaanxi Dongling Zinc Industrial Co., Ltd		16
Mengzi Bofa Mine Smelting Co., Ltd.		10
Western Mining Co., Ltd	5	5
Yunnan Jinding Zinc Industry Co., Ltd		12
Shaanxi Shangluo Zinc Refinery Plant		6
Shaanxi Xingwang Zinc Industry Stock Co., Ltd.		5
Shuikoushan Non-ferrous Co., Ltd	10	8
JiYuan WanYang Smeltery Group Co., Ltd	16	
Jiyuan Jinli Smelter Co., Ltd.	15	
Hunan Jinshi Mining & Smelting Co., Ltd		5
Anyang Minshan Non-ferrous Metal Co.,Ltd	1	
Hunan Sanli Group Co., Ltd.		8
Kubo HongYe Zinc Smelt Co.,Ltd		11
Gansu Baohui Zinc Products Co.		6
Lingbao Xinling Lead Industry Co., Ltd	10	
Yunnan Zhenxing Lead Industry Co., Ltd.	6	
Guangxi Chengyuan Mining & Smelting Co., Ltd	9	2

Source: ResearchInChina

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4. Import and Export of China Lead & Zinc Industry

4.1 Import of Lead & Zinc Concentrate

As China's demand for lead and zinc grows gradually, the lead and zinc manufacturers in this country have all increased their smelting capacity. Accordingly, the demand for raw materials grows very strong which leads to a shortage in domestic lead and zinc concentrates supply. To meet the demand, China has to import the concentrates from abroad. Being short of lead and zinc concentrates has become the bottleneck restricting the sustained development of China lead-zinc industry.

In 2008, China's lead ore and concentrates import gained 14.2% year on year to 444,965 tons, and the import from US, Peru and Australia, the top three lead ore suppliers of China, reached respectively 261, 884 tons, 220,130 tons and 129,292 tons. In January-October 2009, China's lead concentrates import grew 17.06% year on year to 1, 338, 774 tons.

In 2008, China's zinc ore and concentrates import continued a rapid growth in volume. The data from China Customs indicated that China's zinc ore and concentrates import in that year increased by 10.65% from 2007 to 2, 384, 880 tons, of which, 821, 488 tons came from Australia, 512, 385 from Peru, and 128, 655 from India, respectively accounting for 34%, 21.5% and 5% of total import. In January-October 2009, China's zinc concentrates import jumped 57.65% year on year to 3, 1122 million tons.

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4.2 Export of Lead & Zinc Concentrate

4.2.1 Export of Lead Concentrate

China mainly imports refined lead from Korea, Australia, Japan and Taiwan. Since China adjusted the import duty on refined lead in 2006, the country's refined lead import started to shrink in the following several years.

Main Importing Countries (Regions) and Import Volume of China Lead Concentrate, Jan.-Oct. 2009

Unit: tons
South Korea
Australia
Japan
Taiwan

Source: ResearchInChina

The import and export of refined lead in China can be analyzed by three stages based on duty adjustment polices on refined lead.

First stage is to encourage export. Being the largest refined lead producer, China's refined lead export has a direct effect on consumption in the rest of the world. Since 1999, China's refined lead export has been remaining around 400, 000 tons, representing for 8% of total refined lead consumption in the western countries.

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The second stage is to cancel export rebate. To control the increasingly growing lead capacity, China announced in September 2006 to cancel the 13% export rebate on refined lead. However, this policy had no effect on refined lead export in China, principally because lead supply in the western countries was still in great shortage. In 2006, the refined lead export reached 537, 000 tons.

The third stage is to collect a 10% export duty. Starting from June 2007, China levied a 10% export duty on refined lead to restrain its export. In 2007, China's refined lead export slumped by 56.1% over 2006 to 236, 000 tons, and reduced sharply to only 33, 609 tons in 2008, and in July 2008, almost no refined lead was exported.

On the contrary, China's refined lead import market was very active in 2008, with import up 23.41% year on year to 30, 913 tons. In the first half of 2009, China's refined lead import rose in a big way, which was mainly because on the one hand, refined lead was in short supply caused by a low operating rate of smelting plants; on the other hand, the high lead price in China attracted a large number of imported lead to swarm into Chinese market.

Comparison of China Lead Concentrate between Export and Import, 2006-2009

Unit: 1,000 tons
Export Volume
Import Volume
600
500
400
300
200
100
0
537
33
236
25
33.6
30.9
18
153.3
2006
2007
2008
2009 (1-10)

Source: ResearchInChina

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4.2.2 Export of Zinc Concentrate

4.2.2.1 Changes in Export Duty and Rebates for Refined Zinc Export

Export Duty and Tax Refund of Refined Zinc in China, 2003-2008

Date	Adjustment on Export Duty/Rebate
Oct. 2003	Export rebate down from 15% to 11%
May, 2005	Export rebate down from 11% to 8%
Jan. 2006	Export duty down from 8% to 5%
Sep. 2006	Cancelled export rebate of refined zinc (zinc content≤99.99%) and export rebate of 0# zinc remained at 5%
Jan. 2007	Levied a 5% export duty on refined zinc (zinc content≤99.99%) and export rebate of 0# zinc remained at 5%
Jun. 2007	Increased the export duty on refined zinc (zinc content≤99.99%) to 10% and export rebate of 0# zinc remained at 5%
Aug. 2008	Cancelled export rebate on 0# zinc, export duty on 1# zinc (99.99%≤zinc content≤99.995%) remained at 5% and on refined zinc (zinc content≤99.99%) at 10%.

Source: ResearchInChina

4.2.2.2 China Refined Zinc Import & Export Volume

Along with the adjustment on zinc duty polices, China has gradually turned from a refined zinc exporter into an importer.

China is the major driver of global zinc demand growth. Although China witnesses a fast increase in smelting capacity, yet, due to a short supply in refined zinc, its zinc ingot output grows very slowly and zinc ingot has been in short supply in Chinese market; therefore, China has to depend on import. By the first quarter of 2009, a great deal of zinc ingot flooded onto Chinese market due to the high ratio of SHFE zinc price to LME zinc price (8.5-9.3) and big profits from imported refined zinc, making refined zinc import in January-October 2009 reach a record high.

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Comparison of China Zinc Concentrate between Export and Import, 2005-2009

700
600
500
400
300
200
100
0
Unit: 1,000 tons
123.3
392.2
71.3
183.34
13
629.1
2005
2008
2009 (1-10)
Export Volume
Import Volume

Source: ResearchInChina

Main Importing Countries and Import Volume of China Zinc Concentrate, Jan.-Oct. 2009

Unit: tons
173,235
104,310
84,241
74,695
62,203
60,498
Australia
Namibia
Kazakhstan
Japan
India
South Korea

Source: ResearchInChina

China mainly imports refined zinc from Australia, Namibia, Kazakhstan, Japan, India and Korea, of which, import volume from Australia accounts for 30-40% of total.

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5. Lead & Zinc Price in China

China's lead and zinc production is mainly concentrated in the following six provinces – Henan, Hubei, Hunan, Inner Mongolia, Liaoning and Yunnan, but major distributing centers are located in southern areas like Shanghai, Jiangsu province and Zhejiang province. Therefore, the lead and zinc prices in these several regions are the reference prices in Chinese market. Shanghai is China's largest basic metal distributing center as well as the location of sales offices of trade companies and lead-zinc smelters.

5.1 Lead Price

China's refined lead price grew the fastest among all non-ferrous metals in 2009, with growth rate at 150% during early 2009 to November periods. Some institutions thought that the increase was mainly because Chinese environmental departments started to regulate lead smelters from August 2009 and those failing to meet environmental standard were forced to close, and moreover, LME lead price rose greatly which lifted the lead price in China.

Monthly Average Price Trend of China Lead Concentrate, 2009

RMB/Ton
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.

Source: ResearchInChina

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In January-December 2009, the highest level of China's refined lead price was RMB16, 400 per ton and the lowest level was RMB10, 750 per ton, and the average price was RMB13, 688 per ton.

Yearly Average Price Trend of China Lead Concentrate, 2005-2009

Unit: RMB/Ton
25,000
20,000
15,000
10,000
5,000
0
2004
2005
2006
2007
2008
2009
2010
9,370
12,057
19,429
17,097
13,688

Source: ResearchInChina

It can be seen from the figure above that the year 2007 was the turning point of lead price. During 2005-1H2007, the lead price maintained an upward trend as a whole, but starting from the second half of 2007, the demand was restricted as price continued to rise. In addition, the US subprime mortgage crisis made investors worry about global economy. All of these led to a sharp decline in lead price. Impacted by global financial crisis, the lead price in 2008 and 2009 was difficult to surpass price in 2007.

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5.2 Zinc Price

In January-December 2009, the highest level of China's refined zinc price was RMB18, 000 per ton and the lowest level was RMB10, 300 per ton, and the average price was RMB13, 492 per ton.

Monthly Average Price Trend of China Zinc Concentrate, 2009

RMB/Ton
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.

Source: ResearchInChina

The international zinc price dropped to a recent-year lowest level of US$740 in 2001 and then rebounded to US$1, 000 along with growing demand brought by global economic recovery. It once again reached a low level of US$1172 in the second half of 2005 before a rapid growth. At the end of 2006, lead price hit a record high of US$4, 580. However, the price fell from a high level due to overcapacity. In 2007, the price challenged again the 2006 highest level but failed. Affected by the US subprime mortgage crisis and global financial crisis, the lead price didn't begin a new round of increase until October 2008-February 2009 period. China's lead price by and large keeps the same pace with international price. It reached the high level of RMB27, 453 per ton in 2006. Production capacity developed fast in the first half of 2007 but domestic demand was weak, plus impact of the US subprime mortgage crisis, the price was difficult to rebound to the 2006 high level. Lead

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price hovered at the low level in 2008-2009 periods due to global economic downturn.

Yearly Average Price Trend of China Zinc Concentrate, 2005-2009

Unit: RMB/Ton
30,000
25,000
20,000
15,000
10,000
5,000
0
2004
2005
2006
2007
2008
2009
2010
13,785
27,453
27,406
15,334
13,492

Source: ResearchInChina

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6. Downstream Sectors of China Lead & Zinc Industry

6.1 Lead Acid Storage Battery Industry

6.1.1 Application

After a hundred years' development, Lead acid storage battery will still take the dominant position in the market in the next decades thanks to its lots of advantages such as cheap raw materials, simple making process, mature technology, low self-discharge and maintenance-free and etc. Battery for power may appear a breaking point in the market; however, it will still exist in non-high ratio of power to weight field in the long run.

Consumption Structure of China Lead Acid Storage Battery

Other, 11%
Export, 7%
Electric Bicycle 8%
Automobile & Motorcycle 74%

Source: ResearchInChina

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Electrical bike developed rapidly in China in recent years, and electrical bike battery will also develop fast in the future. Above 95% electrical bikes in China adopt lead acid storage batteries. Market capacity of electrical bike battery reached RMB4-5 billion, and it is estimated that the output value of China electrical bike industry will attain RMB100 billion up to 2015; of which the marching battery will occupy RMB16 billion, replacement batter in secondary market will occupy RMB48 billion. That will be a huge market.

6.1.2 Current Development

6.1.2.1 Industry Status

Lead acid storage battery industry has a bright future in 21st century, and this industry is also closely connected with China's sustainable development strategy.

In the recent years, lead acid storage battery technology has developed continuously; as an important power source equipment in military and civil transportation system, lead acid storage battery played an important role in making China become a key auto producer in the world. In the meantime, as backup battery and key parts of large-sized power source, valve-controlled battery, gelled battery industry has become a key basic industry in national economy development.

6.1.2.2 Current Development

Driven by relevant industries and increment of foreign investment since China's entry of WTO, China lead acid storage battery industry annually increase by more than 30%. Meanwhile, along with demand increase of international market, China has also become the largest lead acid storage battery exporter. China has no obvious gap in lead acid storage battery technology with international level; technology of various lead acid storage batteries is almost close to international standard.

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During Jan-Nov 2009, output of China lead acid storage battery increased 20.4% compared to the same period of last year, 2.6 percentage points higher than that of Jan-Oct. There are more than 1500 storage battery companies in China, of which more than 1300 companies have production licenses; in the meantime, 80% production technology equipments have attained international level; 20% of them have surpassed overseas counterparts. However, with cancel of 13% export rebates of lead acid storage battery industry, export of this industry will face difficulty. During 2006-2009, total export value of China lead acid storage battery declined 30% annually thanks to fluctuation of raw material market and great losses of key battery companies. In the recent years, 99% lead acid storage battery products can be recycled after enlargement of investment in environment protection; and the industry has gradually realized "clean" production.

6.1.2.3 Environmental Protection & Problems

After years of development, China lead acid storage battery industry has fundamentally formed a complete system and developed rapidly; environment protection has also improved. At present, China has possessed mature technology in dealing with lead fume, lead dust, sulfuric acid mist and etc.

However, some problems still exist and will restrict further development of the industry: pollutions of considerable medium- and small-sized companies in production are very serious and not solved basically; a lot of small-sized companies do not have green production equipment, and they have damage eco-environment seriously. Although in 2005, China conducted production license system, some problems still exist in implementation. So environment-protection problems of some companies need be solved urgently.

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6.1.3 Development Trend

Along with sustained development of market demand, China lead acid storage batter industry will adjust product structure, control environment pollution problems, realize clean production, reduce waste battery pollution and well manage lead battery recycle and reproduction. The whole industry will become environmental friendly and energy-saving type.

In lead acid export battery market, adjustment of export product structure will be inevitable; price-competitive products export will be reduce. New application field and market will be developed.

6.2 Galvanization Industry

6.2.1 Classification

Galvanization can be divided into hot galvanization and cold galvanization.

Hot galvanization includes hot-dipped zinc galvanization and hot-penetrated zinc galvanization; hot galvanization has good rust resistance. Cold galvanization means electroplate; compared with hot galvanization, it has thinner galvanization layer; so its rust resistance is weak.

6.2.2 Current Development and Trends

China zinc consumption mainly concentrates in construction, communication, electric power, transportation, agriculture, light industry, home appliance and auto industry and etc. Intermediate consumption mainly contains galvanized iron, zinc die cast alloy, brass, zinc oxide and battery and etc.

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In 2000, China zinc consumption reached 1.47 million tons, accounting for 16% of global total; in 2008 the consumption increased to 3.7 million tons, accounting for 32% of global total. Rapid developing city construction greatly drove demand for galvanized iron in China; in addition, rapid development of galvanization industry also pushed domestics demand for zinc.

According to statistics pf China Non-ferrous Metal Industry Association, zinc consumed by galvanization industry accounted for 36% of China total zinc consumption in 2005; and then the proportion reached 52.5% in 2008. Moreover, in accordance with National Highway Network Planning, China will build more than 50,000 kilometers highway before 2020; annual investment in highway construction will exceed RMB10 million; meanwhile, city infrastructure construction such as subway, light rail construction will demand abundant galvanized pipe and plate in the future.

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7. Key Players

7.1 Henan Yuguang Gold & Lead Group Co., Ltd

7.1.1 Profile

Henan Yuguang Gold and Lead Group is located in a rising, industrial and tourist city named Jiyuan. The company was firstly founded in 1957, and got incorporated into a group corporation in 1997, with Henan Yuguang Gold and Lead Co., Ltd and Henan Yuguang Zinc Industry Co., Ltd as core sub-companies. Henan Yuguang Gold and Lead Co., Ltd, which issued its stock shares at Shanghai Stock Exchange with stock code 600531 in July 2002, is the largest lead smeltery throughout China.

The Corporation covers annual throughput of 300 thousand tons electrolyzed lead, 200 thousand tons electrolyzed zinc, 400 thousand tons sulphuric acid, 3000 kilograms gold, 570 tons silver, 1 million miner's lamps, 200 thousand KVAH of batteries, 150 thousand safety helmets, 225 charger boards, 10 thousand batteries for electrobikes, 6000 tons zinc sulphate, 30 thousand tons secondary zinc oxide, 1,000 tons antimony trioxide, 300 tons refined cadmium, 1500 kilograms refined indium, 3,000 tons coarse copper, 320 million KWH of power, etc. Mains products as Yuguang brand lead and silver which are honored as Henan provincial advanced and new technological manufactures, which have respectively registered at LME and LBMA and are exported to more than 10 countries and regions.

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7.1.2 Operation

During 2006-2008, operating revenue of Henan Yuguang Gold and Lead Group Co., Ltd increased stably. Influenced by 2008 global financial storm, economic benefit was badly influenced due to sharp decline of non-ferrous metals' price. In 2008, its operating revenue got to RMB7.62 billion, up 6.19% year on year; it profit totaled RMB53.05 million, down 78.41% year on year. Its net profit declined to RMB61.25 million, down 61.42% year on year. In the first half of 2009, its sales revenue fell to RMB2.46 billion, down 44.31% compared to the same period of 2008; which attributed to double decrease of sales amount and price.

Operating Revenue of Henan Yuguang Gold and Lead Group Co., Ltd, 2006-2009

Unit: RMB100 million
46.16
71.76
76.2
24.6
2006
2007
2008
2009(1-6)

Source: Company Annals, ResearchInChina

Its products mainly sell in China market; domestic sales revenue accounted for 74% in the first half of 2009, and the left 26% revenue came from overseas market.

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Domestic and Overseas Income Structure of Henan Yuguang Gold and Lead Group, 1H2009

Overseas, 26%
Domestic, 74%

Source: Company Annals, ResearchInChina

Income Structure of Henan Yuguang Gold and Lead Group Co., Ltd by Industry, 1H2009

2%
Non-ferrous Metal
Noble Metal
Chemical
Others

Source: Company Annals, ResearchInChina

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Revenue from non-ferrous metal took about 57-60% of its total revenue, and then revenue from precious metal accounted for 30-35%.

7.1.3 Lead & Zinc Business

Electrolytic lead sector takes a great proportion in Henan Yuguang Gold and Lead Group Co., Ltd, so let's make an in-depth analysis on its electrolytic lead sector.

Revenue from electrolytic lead business takes more than 50% of its total revenue from non-ferrous metals sector. During 2006-2007, lead price maintained fast growth, electrolytic lead sales revenue proportion also increased accordingly. However, influenced by financial crisis, lead price began to decline in 2008, and then its revenue proportion also reduced.

Proportion of Electrolytic Lead Income to Total Revenue of Henan Yuguang Gold and Lead Group, 2006-2009

65%
63%
58%
55%
2006
2007
2008
2009(1-6)

Source: Company Annals, ResearchInChina

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Income from Electrolytic Lead Business of Henan Yuguang Gold and Lead Group, 2006-2009

Unit: RMB100 million
50
45
40
35
30
25
20
15
10
5
0
80.00%
60.00%
40.00%
20.00%
0.00%
-20.00%
-40.00%
-60.00%
62.00%
29.21
46.33
59%
44.56
13.47
2006
2007
2008
2009(1-6)
Operating Revenue
Yr-on-Yr

Source: Company Annals, ResearchInChina

Thanks to China's great demand for lead acid storage battery and rapid growth of lead price, its electrolytic lead sales revenue increased to a great extent during 2006-2007. Influenced by global economic downturn, the overall operating revenue of the company declined to a certain degree. In the first half of 2009, sales revenue from electrolytic lead reduced to RMB1.35 billion, down 49.18% over the same period of last year.

7.1.4 Development Bottlenecks

As a leading lead smelting company in China, Henan Yuguang Gold and Lead Group has a good development prospect. However, lack of resource and its products quality will limit its profitability. If the company will not adjust its current development strategy, its future is not so optimistic.

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7.2 Zhuzhou Smelter Group Co., Ltd

7.2.1 Profile

Zhuzhou Smelter Group Co., Ltd was established with a registered capital of RMB527.46 million in 2002. The company produces Zinc, Lead and alloys, and recycles a variety of rare metals like copper, gold, silver, bismuth, tellurium, cadmium and indium etc as well as sulphuric acid, and at the same time, it is also in the manufacture and sales of 5N-above high-purity metal products such as gallium, arsenic, indium, phosphorus, tin, tellurium, antimony, bismuth, selenium, zinc, and cadmium etc. Its annual production capacity reaches 380,000 tons, including 280,000 tons of Zinc and 100,000 tons of Lead. Besides, its sales revenue is up to RMB3.2 billion and the earned foreign exchange through exports RMB160 million yearly.

7.2.2 Operation

Affected by financial crisis, the operating revenue of the company arrived at RMB3.771 billion in the first half year of 2009, down 28% from the same period of last year.

Domestic and Overseas Income Structure of Zhuzhou Smelter Group Co., Ltd, 2009

Overseas, 7%
Domestic, 93%

Source: Company Annals, ResearchInChina

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Backed up the strong demand for Zinc-Lead and the price hikes, the company's revenue made remarkable results during 2006-2007, yet one year later, its operating revenue dropped sharply in the year of 2008 due to the infliction from the Icy Frozen Disaster, the 5.12 Wenchuan Earthquake, and the global financial depression.

Operating Revenue of Zhuzhou Smelter Group Co., Ltd, 2006-2009

Unit: RMB100 million
93.14
137.45
83.76
37.71
2006
2007
2008
2009(1-6)

Source: Company Annals, ResearchInChina

7.2.3 Lead & Zinc Business

The key business of the company involves Zinc and its alloy, and its revenue from Zinc products got to RMB2.336 billion in the first half of 2009, accounting for 61% of all revenue. Lead and its alloy comes the second, the revenue of which achieved RMB632 million in the first half of 2009, taking 15% of total product revenue.

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Income Structure of Zhuzhou Smelter Group Co., Ltd by Product, 2009

Zinc & Its Alloy
Lead & Its Alloy
Rare Metals
Sulfuric Acid
Others

Source: Company Annals, ResearchInChina

The latter part of 2007 was a turning point for Zinc-Lead market. During 2006-2007, the operating revenue of the company showed the growth as a whole, but began to decrease with the outbreak of US subprime mortgage crisis in the latter half year of 2007. The financial crisis deteriorated in 2008 and such situation continued till the year of 2009.

Income from Lead and Zinc Business of Zhuzhou Smelter Group Co., Ltd, 2006-2009

Unit: RMB100 million
Zinc
Lead
56.82
13.97
83.84
20.62
51.09
12.56
23.36
6.32
2006
2007
2008
2009(1-6)

Source: Company Annals, ResearchInChina

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7.2.4 New Projects

As one of the main Zinc-Lead production and export bases in China, the Zinc-Lead export volume of the company accounts for 20% of national total export. In the following five years, the company will carry 37 construction projects such as the project of changing furnace residues into resource and the project of wastewater heavy metals into resource etc. The total investments in the projects get to RMB4.737 billion. Once the cyclic economy construction projects of the company get completed, its total output of Zinc and Lead can be up to 700,000 tons and the sales revenue will surpass RMB in tens of billions, and at the same time, the company's Zinc-Lead smelting technique and equipment level will be improved significantly as well; infrastructure facility will be consummated; and the deployment of logistics will be optimized.

7.3 Huludao Zinc Industry Co., Ltd

7.3.1 Profile

The company has its main business in the smelting and product deep-processing of Zinc, Copper, and Lead as well as the overall utilization of cadmium, indium, sulfuric acid, and bluestone. Starting from July of 2006, 90000-ton imperial Zinc-Lead smelting furnace system officially put into production, and Zinc production scale of the company expands to 390,000 tons; Lead production capacity reaches 30,000 tons; and the annual output capacity of sulphuric acid hits 700,000 tons. In addition, the company has 100,000 tons of electrolytic copper production capacity.

7.3.2 Operation

The company's revenue achieved RMB3.266 billion during January to September of 2009, down 38% from the same period of last year. This was mainly due to the lower sales price of products than the level in the same period of last year. From 2006 to 2009, its revenue recorded the highest RMB9.388 billion in 2007.

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Operating Revenue of Huludao Zinc Industry Co., Ltd, 2006-2009

Unit: RMB100 million
69.97
93.88
61.29
32.66
2006
2007
2008
2009（1-9）

Source: Company Annals, ResearchInChina

The company sells the products mainly at home.

7.3.3 Lead & Zinc Business

The company has refined Zinc as its key product, the revenue of which accounts for 57% of its total revenue.

Income Structure of Huludao Zinc Industry Co., Ltd by Product, 1H2009

Zinc Concentrate
Sulfuric Acid
Hot Galvanizing
Others
3%

Source: Company Annals, ResearchInChina

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In 2007, the prices of Zinc and Lead were up to the highest at home and abroad. And the revenue of the company from refined Zinc rose 24.75% year-on-year to RMB5.502 billion in 2007. Yet, the financial crisis in 2H2008 caused the revenue of the company from refined Zinc to drop 41.58% from the same period of last year to RMB3.214 billion. And it continued to drop to RMB1.085 billion in 1H2009, down 45.40% from the same period of last year.

Operating Revenue of Huludao Zinc Industry Co., Ltd, 2006-2009

Unit: RMB in Millions
5,502.14
3,214.42
1,085
6,000
5,000
4,000
3,000
2,000
1,000
0
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
-30.00%
-40.00%
-50.00%
2007
2008
2009(1-6)
Revenue
Yr-on-yr

Source: Company Annals, ResearchInChina

7.3.4 Regional Advantages

Huludao Zinc Industry Co., Ltd is the sole heavy non-ferrous metal smelting enterprise in North China and Northeast China, and it dominates the sales market of copper, lead and zinc consumption in the surrounding regions. In addition, the company enjoys regional advantage in transport by waterway and by road and lower cost in logistics compared to its peers. It aims to expand raw material base, adjust product mix, and greatly develop recycled economy in the future.

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7.4 Zijin Mining Group Company Limited

7.4.1 Profile

Zijin Mining Group is a high-technology international mining group specialized in the exploration and development of gold and basic metal ore resources, and it also is ranked among global top 500 enterprises. Zijin Mining Group is one of the enterprises holding the most metal ore resources, China's largest producer of mineral gold, China's third largest manufacturer of mineral copper, and one of six major zinc manufacturers in China.

Business Map of Zijin Mining Group Co., Ltd

黑龙江
吉林
河北
山西
山东
西藏
玉龙铜矿
贵州
广东

Source: Company Website, ResearchInChina

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Bayannaoer Zijin Non-ferrous Metal Co., Ltd is a shareholding subsidiary and the key zinc production base of Zijin Mining Group. The company was established with a registered capital of RMB375 million in October 2004. It has annual production capacity of 220,000 tons of zinc ingot and 400,000 tons of sulfuric acid.

7.4.2 Operation

The Group achieved the operating revenue of RMB14.758 billion from January to September of 2009, up 12.87% from RMB13.076 billion from the same period of last year. The increment mainly stemmed from the growth of product sales (the sales of gold smelting rose 49.33% yr-on-yr; and the sales of copper ore concentrate increased by 50.95% from the same period of last year.) and the slight increase of gold products which took a large portion of 76.09% in total sales revenue. Except gold products, the sales price of other products dropped sharply compared to the same period of 2008.

Operating Revenue of Zijin Mining Group Co., Ltd, 2006-2009

Unit: RMB100 million
169.84
152.57
109.82
147.58
2006
2007
2008
2009（1-9）

Source: Company Annals, ResearchInChina

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Income Structure of Zijin Mining Group Co., Ltd by Product, Jan-Sep 2009

1%
2%
1%
Gold Ingot
Gold Ore Concentrate
Processed Gold
Copper Ore Concentrate
Cathode Copper
Zinc Ingot
Zinc Ore Concentrate
Iron Ore Concentrate
Others

Source: Company Annals, ResearchInChina

7.4.3 Zinc Business

Zijin Mining Group is specialized in gold, and the revenue from Zinc ingot and Zinc concentrate accounts for approximately 6% of its total revenue.

During January to September of 2009, the company made the revenue of RMB790 million from Zinc ingot and the revenue of RMB140 million from Zinc Concentrate, respectively down 33% and 32% against the same period of last year. The decrease in revenue resulted mainly from the lower sales price of products than the same period of last year.

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Income from Zinc Business of Zijin Mining Group Co., Ltd, 2006-2009

Unit: RMB1,000
Zinc Ingot
Zinc Ore Concentrate
969,884
183,875
2,720,151
88,642
1,361,947
34,419
789,768
141,876
2006
2007
2008
2009（1-9）

Source: Company Annals, ResearchInChina

7.4.4 Great Potentials in Expansion

Zijin Mining Group is a multiple resource enterprise in gold production with the lowest cost all over the world. The current resource has limited output in comparison with its resource reserves, but with great growth margin in the future. The company carries the expansion steadily. Considering company's Peru Copper Mine is expected to put into production in 2011 and the steady progression of other projects, the company still has the possibility of carrying mergers and acquisitions.

At present, Zijin Mining Group is facing development opportunities. The market prices of gold and non-ferrous metals rise greatly in recent years, and such rise will be kept in quite a long period of time. Since its overall cost advantage, the company has stronger profitability than its peers, therefore, the company has always maintained the momentum of strong growth.

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7.4.5 New Acquisitions

Zijin Mining Group announced on Dec 1st 2009 to invest RMB3.368 billion to acquire Australian listed ore enterprise Indophil. The core asset of Indophil is to hold 34.23% equity of Sagittarius Mines, Inc (SMI) which is a Philippine resource exploration and development company and owns Tampakan Copper-Gold Mine. Such mine is expected to put into production officially in 2016. Once the project is completed, it will produce 340,000 tons of copper concentrate and 108,900 tons of gold annually. The acquisition strengthens the competitive advantages of the company, and greatly widens its development room in the future.

Before the acquisition, the company had approximately 700 tons of gold reserve and 9.67 million tons of copper reserve. If such acquisition is made successful, the company's reserve of gold resource and that of copper resource are expected to increase by 26% and 52% respectively.

7.5 Shenzhen Zhongjin Lingnan Nonfemet Company Limited

7.5.1 Profile

Shenzhen Zhongjin Lingnan Nonfemet Company Limited is a relatively large listed state-owned company integrating the non-ferrous metal mining, selecting, metallurgy, processing, scientific research, building materials, real estate development, trading, storage and finance, with a registered capital of RMB731.28 million. The company is headquartered in Shenzhen city, Guangdong province, and has main production bases in Shaoguan city, Guangdong province.

The company boasts of more than 30 product varieties including lead concentrate, Zinc concentrate, Zinc-Lead mixed ore concentrate, sulfur concentrate, electrolytic lead, refined zinc, electrolytic zinc, silver, pure cadmium, germanium dioxide, indium ingot, sulfuric acid, zinc sulfate, aluminum profiles, glass curtain wall, punching nickel plated steel strip, sphere nickel hydroxide, Hg-free zinc powder for battery, and fibroid special nickel powder etc.

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7.5.2 Operation

In the first three quarters of 2009, its operating revenue amounted to RMB5.041 billion, down14% from the same period of last year. This is mainly ascribed to the sharp drop in sales price of products from the same period of last year.

The company achieved the operation revenue of RMB8.27 billion in 2007, increasing by 27% yr-on-yr. This was owing to the big rise in the prices of non-ferrous metal ores in 2007. Affected by financial crisis during 2008-2009, the prices of non-ferrous metal products continued to drop, and the operating revenue of the company gets influenced as a whole.

Operating Revenue of Shenzhen Zhongjin Lingnan Nonfemet Company Limited, 2006-2009

Unit: RMB100 million
65.33
82.7
74.42
50.41
2006
2007
2008
2009(1-9)

Source: Company Annals, ResearchInChina

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7.5.3 Lead & Zinc Business

The company sells Zinc-Lead product domestically, and the revenue from domestic sales accounts for more than 96% of its total revenue; and that from overseas sales takes around 4% of total revenue. The company mainly sells Zinc-Lead concentrates and Zinc-Lead smelting products, a share of above 98% in total sales revenue. In 1H2009, the operating revenue from Zinc-Lead concentrate products reached RMB632.54 million, up 35.07% from the same period of last year; and that from Zinc-Lead smelting products got to RMB1.49435 billion, down 45.01% from the same period of last year.

In Feb., 2009, the company successfully took control of Australian listed company --Perilya Limited, and increased its Zinc-Lead reserve from 5.3 million tons to 8.5 million tons, and the production capacity of ore concentrates got enhanced significantly. Thus, the operating revenue from Zinc-Lead ore concentrates witnessed great growth in the first half of 2009. Inflicted by the sharp drop in Zinc-Lead price, the revenue from Zinc-Lead smelting products decreased yr-on-yr.

Income from Lead and Zinc Business of Shenzhen Zhongjin Lingnan Nonfemet, 2007-2009

Unit: RMB in Millions
Zinc-Lead Ore Concentrate
Zinc-Lead Smelting Products
6,583.63
4,892.30
1,494.35
1,144.28
632.55
347.01
2007
2008
2009(1-6)

Source: Company Annals, ResearchInChina

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The acquisitions of the company on the mines at home and abroad in recent years increase the production capacity of Zinc-Lead ore concentrates from which the revenue keeps growing. Since the decline in the prices of Lead and Zinc at home and abroad starting from the year of 2007, the sales revenue of the company from Zinc-Lead smelting products somewhat decreased.

7.5.4 Great Growth Potentials

The company is one of the largest producers of Zinc and Lead in China. Judging from its profitability in the past years, the mining business earns more profit than the smelting business. After the acquisition of mines and technical reform, the resource reserve and smelting capability of the company has been considerably improved. And it enjoys great development potentials under the backdrop of insufficient resources of Zinc-Lead concentrate ore in China at present.

Still, the uncertainty in Zinc-Lead fluctuation in the future will impact the operating revenue of the company directly. Moreover, the issue of environmental protection also brings the risk of a rise in cost.

7.6 Yunan Chihong Zinc & Germanium Co., Ltd

7.6.1 Profile

Established on July 18, 2000, it listed as an A-share company in China's stock market on April 20, 2004. Its former, Yunnan Huize Lead-Zinc Mine was set up in 1951. In the meantime, it is a national large company integrating prospecting, mining, ore dressing, smelting, chemical and scientific research, and its comprehensive annual output is as followings, 600,000 tons of mining ores, 160,000 tons of zinc products, 50,000 tons of lead products, 100,000 tons of germanium products, 260,000 tons of sulfuric acid, and 120 tons of silver. In addition, it has two mining plants, as well as two production bases respectively in Qujing and Huize.

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7.6.2 Operation

During the first three quarters of 2009, its operation revenue reached RMB2.776 billion, down 27% year-on-year, which was mainly led by the drop in product price.

Operating Revenue of Yunnan Chihong Zinc & Germanium Co., Ltd, 2006-2009

Unit: RMB100 million
45.02
61.11
46.44
27.76
2006
2007
2008
2009(1-9)

Source: Annual Report; ResearchInChina

Same to the above zinc-lead companies, its operation revenue reached the peak, RMB6.111 billion, in 2007, up 36% year-on-year. However, the non-ferrous metal market was depressed during 2008-2009, so its revenue was a bit down as well.

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Income Structure of Yunnan Chihong Zinc & Germanium Co., Ltd by Product, 1H2009

Sycee 11%
Sulfuric Acid 3%
Lead Products 26%
Zinc Products 59%
Germanium Products 1%

Source: Annual Report; ResearchInChina

During company's overall revenue structure in 2009H1, the zinc product and lead product revenue respectively accounted for 59% and 26%, followed by silver ingot, sulfuric acid, and germanium products. Although germanium product revenue only accounted for 1%, being China's largest germanium production base and export base, its germanium reserves covers 10% of the world's total.

7.6.3 Lead & Zinc Business

Its main zinc products are as followings, electrolysis zinc, hot-galvanizing alloy and die casting zinc alloy. In addition, electrolytic lead is the main lead product.

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Income from Lead and Zinc Business of Yunnan Chihong Zinc & Germanium Co., Ltd, 2006-2009

Unit: RMB in Millions
Zinc Products
Lead Products
3,588.36
545.19
3,929.60
1,483.59
2,456.72
1,296.84
957.12
420.58
2006
2007
2008
2009(1-6)

Source: Annual Report; ResearchInChina

From the prospective of lead and zinc product revenue structure, the ratio of lead products in total operation revenue had increased starting from 2007, 12% in 2006 and 26% in 2009. On the contrary, the ratio of zinc products had fallen to around 59% in 2009H1 from 80% in 2006, which was mainly due to a big increase in lead price, and the company had to adjust product structure.

Impacted by the U.S. subprime crisis and the global financial crisis, its lead and zinc operation revenue had suffered the drop starting from the year of 2008.

7.6.4 Development Strategies

It has been listed as one of the five key companies with high technologies to improve traditional industries and supporting eight industries in Yunnan Province, and it has focused on zinc development, and enhanced recycling of rare metals. Meanwhile, it has set eyes on the bright future of germanium products' application in PEJ plastics, microelectronics, optical fiber communication, organic germanium synthesis and national defense sophisticated application. With the two advantages, germanium production technology and rich in high-quality ore, it will cherish the development in electrolytic zinc market.

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7.7 Sichuan Hongda Co., Ltd

7.7.1 Profile

Established in 1979, Sichuan Hongda Co., Ltd went public in Shanghai Stock Exchange with the stock code of 600331 at the end of 2001, and it is a resource-based enterprise integrating chemicals metallurgical and mining. As of Dec 31, 2007, its total assets had amounted to RMB7.949 billion. Yunnan Jinding Zinc Industry Co., Ltd, affiliated to Sichuan Hongda Co., Ltd, 120,000 tons of annual output of zinc ingot.

Its products are non-ferrous metals and phosphate products, such as electrolytic zinc, zinc oxide, feeding stuff dicalcium phosphate, MAP, SSP, ammonium bicarbonate.

7.7.2 Operation

Impacted by the worldwide economy crisis, its operation revenue in the first three quarters of 2009 amounted to RMB2.951 billion, down 8% year-on-year.

Operating Revenue of Sichuan Hongda Co., Ltd, 2006-2009

Unit: RMB100 million
50.88
55.6
39.64
29.51
2006
2007
2008
2009(1-9)

Source: Annual Report; ResearchInChina

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During 2006-2007, its operation revenue achieved the steady growth, and it increased 9% year-on-year to RMB5.56 billion. However, impacted by May 12 Wenchuan Earthquake, its product output had met a big fall in 2008, as well as the product price due to the global financial crisis. Therefore, the operation revenue was down 29% year-on-year in 2008.

Income Structure of Sichuan Hongda Co., Ltd by Product, 1H2009

1%
5%
1%
zinc ingot
monoammonium phosphate
calcium hydrophosphate
compound fertilizer
calcium superphosphate
liquid ammonia
zinc oxide(ZnO) Ore
ammonium hydrogen carbonate
gypsum ore
other products

Source: Annual Report; ResearchInChina

During the operation revenue structure in 2009H1, zinc ingots accounted for 68% in the total revenue, followed by MAP and ammonium phosphate, respectively accounting for 15% and 6%.

7.7.3 Zinc Business

Currently, its main business is electrolytic zinc, and the revenue of which reached RMB1.092 billion in 2009H1, down 31% year-on-year, mainly impacted by financial crisis and drop in sales price of products.

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Income from Zinc Ingot Business of Sichuan Hongda Co., Ltd, 2005-2009

Unit: RMB100 million
45
40
35
30
25
20
15
10
5
0
2
1.5
1
0.5
0
-0.5
14.11
38.67
174%
39.91
26.9
21%
10.92
31%
2005
2006
2007
2008
2009(1-6)
Operating Revenue
Yr-on-yr

Source: Annual Report; ResearchInChina

During 2005-2007, its zinc ingot operation revenue had increased year by year, reaching the peak, RMB3.991 billion in 2007. However, impacted by Wenchuan Earthquake and global financial crisis, its zinc ingot operation revenue had met with a drop both in 2008 and 2009.

7.7.4 Diversified Development Strategies

It has insisted on a wide range of development strategies, and the products have covered zinc and phosphate fertilizer products. Seen from its product structure, phosphorus fertilizer and zinc ingots have respectively contributed 50% and 45% to its operation revenue. With the situation of continuing shortage of fertilizer, the performance is expected to increase dramatically. In addition, it has also focused on independent development of producing high activity roasting sand with zinc sulfide concentrate, and zinc dissolution rate of zinc roasting sand is three points higher than the level of the same industry in China. Therefore, it is expected to have a bright future.

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7.8 Western Mining Co., Ltd

7.8.1 Profile

Set up on Dec 28, 2000, it is a large mining listed company mainly engaging in comprehensive development of mineral resources in the west. Headquartered in Xining, Qinghai, its registered capital was RMB 2.383 billion. In addition, it mainly specialized in the business like mining, smelting and trading of base metals such as copper, lead, zinc, aluminum, iron, ferrous metals and non-metallic phosphate ore.

It has more than 10 million accumulative proved reserves, and mainly operating eight mines and four smelters.

7.8.2 Operations

During the first three quarters of 2009, its revenue reached RMB7.523 billion, down 27% year-on-year, which was mainly impacted by financial crisis and decline in product sales price.

Influenced by 2008 worldwide financial crisis, the operation revenue of many lead and zinc companies had dropped, while its revenue increased dramatically mainly due to the sharp growth in trade revenue.

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Operating Revenue of Western Mining Co., Ltd, 2006-2009

Unit: RMB100 million
82.22
87.09
126.19
75.23
2006
2007
2008
2009 (1-9)

Source: Annual Report; ResearchInChina

Income Structure of Western Mining Co., Ltd by Product, 1H2009

Lead Products
Zinc Products
Copper Products
Aluminum Products
Iron Products
Other Products
Products of Trade Business
Products of Other Business
2%
3%

Source: Annual Report; ResearchInChina

As for its operation revenue structure, the revenue from trading products such as aluminum, zinc, copper, and alumina accounted for 48% in the total, followed by aluminum, copper, lead and zinc.

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7.8.3 Lead & Zinc Business

During the first half of 2009, its output of lead concentrate and zinc concentrate was 30,900 tons and 40,900 tons respectively. In addition, its lead smelter was stopped production.

Meanwhile, the operation revenue of self-produced lead products reached RMB442.17 million, down 38% year-on-year; and self-produced zinc products RMB388.56 million, dropping 43% year-on-year.

Operating Revenue from Self-produced Lead Products of Western Mining Co., Ltd, 2008-2009

Unit: RMB in Millions
1,400
1,200
1,000
800
600
400
200
0
20.00%
10.00%
0.00%
-10.00%
-20.00%
-30.00%
-40.00%
-50.00%
1,183.04
442.17
2008
2009(1-6)
Operating Revenue
Yr-on-yr

Source: Annual Report; ResearchInChina

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Operating Revenue from Self-produced Zinc Products of Western Mining Co., Ltd, 2008-2009

Unit: RMB in Millions
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,575.05
388.56
-43%
34%
-40.00%
-41.00%
-42.00%
-43.00%
-44.00%
-45.00%
-46.00%
-47.00%
-48.00%
-49.00%
2008
2009(1-6)
Operating Revenue
Yr-on-yr

Source: Annual Report; ResearchInChina

7.8.4 Industry Chain Layout

Its business has covered a very wide range, not only involving in mineral resources mining and smelting, but also domestic and foreign trade of non-ferrous varieties. In 2008, its lead concentrate output ranked the first place in 2008, and zinc concentrate was in the fourth position. In addition, its trade operation revenue, the main operation revenue source, has increased year by year.

Under the background of domestic and foreign non-ferrous metal mineral resources shortage, it not only has its own mining resources, but also has developed maturely in importing minerals from foreign countries. With non-ferrous metal industry chain has gradually moved to mining enterprises, its future will be more and more prosperous and promising.

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7.9 Other Lead & Zinc Manufacturers

7.9.1 Baiyin Non-ferrous Metal Co., Ltd

Incorporated in 1954, Baiyin Non-ferrous Group, reshuffled from Baiyin Non-ferrous Metal Corporation, is the important key non-ferrous metal production base and one of China's 156 key projects during the "1st Five-year Plan" period, with registered capitals hitting 5 billion yuan, and the company is a JV jointly established by Gansu Province State-owned Assets Supervision and Administration Commission, Gansu Province State-owned Assets Operation Corporation, CITIC, and CITIC Guoan Group.

By far, the company has the annual capacity of exploiting 2,000,000t minerals, 300,000t copper-lead zinc, 3000kg gold, and 100t silver as well as producing 56,500t non-ferrous metal processing materials, 630,000t sulfuric acid, and 70,000t fluoride products every year. In addition, the company's competitive products (like lead ingot, zinc ingot, and silver ingot) have been registered in LME, and its "Honglu" brand products enjoy high reputation at home and abroad.

7.9.2 Xiangyun Feilong Industrial Co., Ltd

Incorporated in 1995, Yunnan Xiangyun Feilong Industrial Co, Ltd. is a comprehensive non-ferrous enterprise integrating lead and zinc exploitation, sorting, and smelting, and it is capable of producing 130,000t galvanized zinc, 80,000t galvanized lead, 140,000t sulfuric acid, 5,000t electric furnace zinc powder, 1,500t refined cadmium, 30,000t hot-dipping zinc alloy, and 15t indium every year.

The company has successively researched and developed 7 patented technologies (like "leaching technique for zinc oxide ore" and "baking of zinc sulfide concentrate and combined leaching of zinc oxide ore", etc.), and it leverages the first domestically-researched extraction technology to become China's largest enterprise that smelts lead-zinc by low-level zinc oxide ore.

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7.9.3 Lingbao Xinling Lead Industry Co., Ltd

Incorporated in May, 2005, Lingbao Xinling Lead Industry Co, Ltd, with registered capitals of 100 million yuan, is mainly engaged in the smelting, electrolyzing, further processing, and sales of non-ferrous metals as well as the production and sales of chemical raw materials. Located in Chengnan Industrial Park of Lingbao City, the company takes a floor space of more than 260 Mu, and it can produce 100,000t electrolyzed lead and 100,000t sulfuric acid every year. In addition, the company is capable of recycling different valuable metals (like gold, silver, copper, and zinc, etc.), and it employs the production technology "Oxygen bottom-blown smelting-Reduction smelting of lead in blast furnace—Double-absorption acid production" featuring environmentally-friendly performance, high working efficiency, strong adaptability to raw materials, and high automatic level, etc.

7.9.4 Jiyuan Wanyang Smeltery Group Co., Ltd

Incorporated in 1995, Jiyuan Wanyang Smeltery Group Co, Ltd, is a private joint stock enterprise with 1.25 billion yuan of registered capitals, and it can produce 160,000t electrolyzed lead, 450t silver, 650kg gold, 150,000t sulfuric acid, and 25,000t zinc oxide every year. The company is equipped with internationally-advanced production technique (like oxygen-enriched bath smelting project) and test equipments (like photoelectric direct-reading spectrograph), and it has achieved computer-based program control and network-based technical control. By now, lead content of the company's Wangyang electrolyzed lead has exceeded 99.998% for seven consecutive years in the national quality sampling test, thus it was titled as "High-tech Product" by the Science and Technology Department of Henan Province, and its products have been exported to different countries and regions, such as USA, South Korea, Southeast Asia, and Taiwan, etc.

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7.9.5 Jiyuan Jinli Smelter Co., Ltd

Jiyuan Jinli Smelter Co, Ltd, with registered capitals of 320 million yuan and total assets of 1 billion yuan, is the touted as the "Prominent Private Enterprise in Henan Province" and "Jiyuan City Key Industry Enterprise", and its product line covers: electrolyzed lead, gold, silver, zinc oxide, copper mattes, and sulfuric acid, etc.

By far, the company has been equipped with 6 branches, 3 centers, one subsidiary, one wholly-owned subsidiary, and four mines (joint stock or majority interest). In 2008, the company's 80,000t/a electrolytic lead bath smelting project and noble metal smelting production line have been put into running, and they totally produced 150,000t lead. In 2008, the company newly built 100,000t electrolytic lead smoke & dust all-round treatment project and 100,000t wasted accumulator all-round recycling & separation project, which helped the company achieve the sustainable development. In coming years, the company will enlarge its investment in mines, in order to advance the self-support rate of materials to over 40%, and it will also intensify the energy saving and emission reduction, in order to approach domestic leading level in energy consumption and pollutant emission.

7.9.6 Shuikoushan Non-ferrous Co., Ltd

Reshuffled from Shuikoushan Mine Bureau, Hunan Shuikoushan Non-ferrous Co, Ltd, with fixed assets of 2.8 billion yuan, is a large-scale non-ferrous metal enterprise integrating mining, mine sorting, smelting, and processing, and it is mainly engaged in smelting lead, zinc, copper, and precious and rare metals. By far, the company boasts three copper and lead-zinc mines as well as five smelting factories respectively for copper, lead, zinc, zinc oxide, and Hg-free zinc powder. In addition, it is equipped with China's only beryllium refinery and arsenic products production base, and its Kangjiawan mine is regarded as the fourth largest lead-zinc mine in China, with lead-zinc reserve amounting to 16 million tons.

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By now, the company can sort 600,000t minerals, smelt 260,000t copper lead-zinc, and produce 1000kg gold and 300t silver, with annual sales revenue touching 5 billion yuan, and its main products cover 50 varieties, such as lead, zinc, copper, gold, silver, beryllium, zirconium, arsenic, and Hg-free zinc powder, zinc oxide, and sulfuric acid, etc.

The company always adheres to the development orientation of "Further processing and mineral resources control", and it will go all out for achieving sales revenue of RMB 10 billion by 2010, with output of copper, zinc, and lead hitting 350,000 tons.

7.9.7 Shaanxi Dongling Zinc Industrial Co., Ltd

Shaanxi Dongling Zinc Industrial Co., Ltd, affiliated to Dongling Group, is mainly engaged in smelting lead and zinc. Dongling Group, a non-listed limited company dedicated to logistics trade and metal smelting, has over RMB 8 billion of total assets, and it is the largest private enterprise in Shaanxi Province. Also, Dongling Group is listed into Top 500 Chinese Enterprise (ranking the 315th place in 2009).

At present, Dongning Group controls five corporations. Of which, its smelting corporation is mainly responsible for the production and operation of different subsidiaries (like steel company, lead-zinc company, and coking company, etc.), and the logistics corporation is mainly charge of steel trade. The group is mainly engaged in metal smelting and steel trade, and its annual sales volume of steel exceeds 2 million tons, ranking the first place in Northwest and the top 5 place in the entire China; also, its annual output of lead and zinc amounts to 280,000 tons, ranking the first place in Northwest and the 4th place in China.

7.9.8 Kubo Hongye Zinc Smelt Co., Ltd

Kubo Hongye Zinc Smelt Co., Ltd's total assets hit 346 million yuan, and its designed output of zinc products ranges between 210,000 t/a and 260,000 t/a, with sulfuric acid output ranging between 410,000 t/a and 500,000 t/a.

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In technique flow, Kubo Hongye Zinc Smelt Co., Ltd adopts China's first and internationally-advanced technique of "Hot-acid leaching-Low-pollution zinc hydrometallurgy through removing iron by alum". By far, Hongye zinc ingot product has passed ISO9002 and NQA certifications.

7.9.9 Guangxi Chengyuan Mining & Smelting Co., Ltd

Guangxi Chengyuan Mining & Smelting Co., Ltd, with total assets of 530 million yuan, boasts internationally-advanced lead & stibium production line and Guangxi's first private 110KV transformer substation, and its product line covers high-purity lead, No.1 refined stibium, No.2 refined stibium, No.1 electrolytic lead, gold, silver, and sulfuric acid, etc. By far, the company can produce 120,000t lead & stibium, 100,000t sulfuric acid, 20,000t zinc, 150kg gold, and 220t silver every year, and it has independent import and export right. Now, the company's products are mainly exported through such ports as Guangzhou Huangpu Port, Zhanjiang Port, North Sea Port, and Fangcheng Port, etc. In 2001, the company became the shareholder of China Minmetals Non-ferrous Metal Co, Ltd. (affiliated to China Minerals Cooperation).

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8. Opportunities and Risks of China Lead & Zinc Industry

8.1 Opportunities

According to lead-zinc industry's development and the downstream demands, global lead-zinc industry is expected to maintain fast growth trend, and China lead-zinc industry will play a significant role in global lead-zinc industry.

From the angle of the entire industry, China has become the world largest lead-zinc manufacturer and consumer. As of 2006, China's lead-zinc production capacity continued growing. Since the end of 2007, China gradually reshuffled the lead-zinc industry, eliminated backward production capacity, and restructured the industry till 2009, in a bid to achieve sustainable development in the lead-zinc industry. Affected by global financial crisis, the lead-zinc market in Euro-American countries takes slow recovery steps, and the lead-zinc output and consumption still witness downward trend, but China lead-zinc market has relatively strong recovery.

From the angle of downstream demands, lead is mainly applied in lead-acid accumulator, and accumulator is mainly used in automobile and motorcycle. In addition, more and more zinc is applied in transportation, and demands for lead and zinc in China transportation industry respectively make up 28% and 23% of the total demands. With the further increase of automobile and motorcycle's number and Chinese government's desterilization policy to electric bicycles, lead-acid accumulator's application in automobile and motorcycle sector will be further stimulated, which will accordingly boost the application of lead. Since the beginning of 2009, China automobile industry witnessed the third booming growth, and China automobile industry stepped into a fast growing stage. Meanwhile, automobile consumption in Level-III and Level-IV cities was expanded, which helped intensify the ladder-style consumption structure. Against the backdrop of the macro economy's strong recovery, it is predicted that China automobile industry will maintain more than 15% of growth rate in years to come. Also, zinc application in building sector will continue growing. In a word, demands for lead and zinc in the forthcoming years still root in Chinese market.

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8.2 Risks

We analyze risks in lead-zinc industry from the following aspects:

1. Macro Economy

In 2009, non-ferrous metal market still subjects to the influence of the financial crisis, and many countries have enacted a series of measures to spur economy, but the economic growth rate is bound to maintain at low level in 2010. As the mainstream variety in non-ferrous metals, lead-zinc industry in China will suffer limited influence from the slow economic growth in 2010 because: since H2, 2009, China's economic recovery is stronger than foreign countries, and the economic pattern of "strong at home and weak at abroad" has been formed, which is mainly exemplified from China's large import of non-ferrous metal, iron ore, and energy products.

2. Policy

China lead-zinc industry has been always entangled by the issue of environmental pollution. As of 2007, Chinese government intensified the control to environmental pollution in lead-zinc smelting industry; also, it furthered the industrial restructuring and advanced the industry access standard. In 2009, "Lead-tainted blood accident" posed great challenge to China lead-zinc industry; therefore, Chinese government will enact new policies to resolve the issue of environmental pollution in lead-zinc smelting industry in years to come.

3. Market

Market risk is mainly exemplified from the expansion of lead-zinc production capacity. Since 2007, lead-zinc productivity in China ascended to a large extent, and the production capacity was remarkably excessive in 2009. In the event that the lead-zinc production capacity continues growing in coming years, lead-zinc price is bound to decline, and supply of upstream lead-zinc mineral resource will become more insufficient, with dependence on foreign trade being further improved, which will accordingly exert negative influence on China lead-zinc industry's long-term development.

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Exhibit B

Tailing Containment Facilities

Tailings are a natural by-product produced in the concentration process and the Company’s tailing containment facilities form part of its concentrator.  There are specific PRC laws and regulations with regard to construction and maintenance of concentrators.  The most important characteristics are the scale, location and design of tailing containment facilities. The Company currently has two tailing facilities attached to its two concentrators, with an aggregate storage capacity of 300 cubic meters and 600 cubic meters respectively.  These containment facilities can store tailings produced over a period of five (5) years.

The Company plans to construct a new concentrator with tailing containment facilities and storage capacity of 600 cubic meters which can store tailings produced over a period of twenty (20) years. The new concentrator will be equipped with state-of-art technologies, enabling better quality product output and reducing the concentration residue of tailings. At the present time, the existing recovery rate for lead and zinc from its concentrators stands at 88% and 90%, respectively. The recovery rate for sulfuric acid is 70% after further processing extractions from tailing sands. For the new concentrator, the recovery rate for lead and zinc will increase to the range of 93% to 95% and 90% for sulfuric acid.